                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 10-SB/A


                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
        UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934



                          BIOKEYS PHARMACEUTICALS, INC.
                 (Name of Small Business Issuer in its charter)


                  DELAWARE                                84-1318182
       State or other jurisdiction of       (I.R.S. Employer Identification No.)
        incorporation or organization

         9948 HIBERT ST., SUITE 100
            SAN DIEGO, CALIFORNIA                             92131
  (Address of principal executive offices)                 (Zip Code)




Registrant's telephone number:   (858) 271-9671
                                 --------------


SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT: None


SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                         Common Stock, par value $0.001
                                (Title of Class)

                                                 TABLE OF CONTENTS


PART I

                                                                                                               PAGE

Item 1.    Description of Business................................................................................3
Item 2.    Management's Discussion and Analysis of Financial Condition and Results of
            Operations...........................................................................................19
Item 3.    Description of Property...............................................................................32
Item 4.    Security Ownership of Certain Beneficial Owners and Management........................................32
Item 5.    Directors, Executive Officers, Promoters and Control Persons..........................................34
Item 6.    Executive Compensation................................................................................36
Item 7.    Certain Relationships and Related Transactions........................................................37
Item 8.    Description of Securities.............................................................................38

PART II

Item 1.    Market Price of and Dividends on the Registrant's Common Equity and Related
            Stockholder Matters..................................................................................41
Item 2.    Legal Proceedings.....................................................................................42
Item 3.    Changes in and Disagreements With Accountants.........................................................42
Item 4.    Recent Sales of Unregistered Securities...............................................................42
Item 5.    Indemnification of Directors and Officers.............................................................43

PART F/S

Financial Statements.............................................................................................45

PART III

Item 1.    Index to Exhibits.....................................................................................46

ITEM 1. DESCRIPTION OF BUSINESS

                               COMPANY BACKGROUND

         Biokeys Pharmaceuticals, Inc. and its wholly owned subsidiary, Biokeys, Inc. (which we refer to collectively as the "Company" or "we") are a biomedical research and development business focused on treatments for cancer and viral infections. Our business is in the development stage, meaning that we have not generated any significant revenues and we have not yet marketed any product. Through our license agreements with the University of Texas M.D. Anderson Cancer Center (referred to as "M.D. Anderson") and the University of Southern California (referred to as "USC"), we have development, commercialization, manufacturing and marketing rights to a number of drug candidates in the fields of antiviral and anti cancer therapy, which are in varying stages of development. Our goal is to become a leading developer of drug therapies for HIV/AIDS, HPV (human papillomavirus) and cancer.

         Until our merger with Biokeys, Inc., a privately-held biomedical research and development company based in San Diego, California, our parent company was known as BioQuest, Inc. When our merger was completed on October 10, 2000, Biokeys, Inc. became a wholly-owned subsidiary of BioQuest, Inc., and BioQuest, Inc. changed its name to Biokeys Pharmaceuticals, Inc.

         Prior to the merger, BioQuest, Inc. had devoted its limited resources solely to its research and development activities conducted at M.D. Anderson in connection with HIV/ AIDS therapy. By early 2000, BioQuest, Inc. had determined that its future growth would require the broadening of its product base and the addition of one or more strategic partners. With the assistance of an investment banking firm, Biokeys, Inc. was introduced to BioQuest, Inc. Early discussions indicated that there were a compatibility of management goals and significant potential benefits for BioQuest, Inc. to be gained from the addition of an established research and development connection between Biokeys, Inc. and USC. Arms-length negotiations were conducted between the two companies and their managements in early 2000, which resulted in the execution of a Agreement and Plan of Merger (referred to as the "Merger Agreement") on May 19, 2000. The stockholders of BioQuest, Inc. approved the transaction at a stockholder's meeting held on June 23, 2000 and the stockholders of Biokeys, Inc. also aproved the combination.

          Under the Merger Agreement, the former stockholders of Biokeys, Inc. were entitled to receive 6,999,990 shares of Common Stock of BioQuest, Inc., which was approximately equal to the 7,000,000 shares of BioQuest, Inc. outstanding immediately prior to the merger. In addition, the Merger Agreement required the two companies to adjust their respective options and warrants outstanding at the time, so that the options and warrants which had been issued by Biokeys, Inc. prior to the effective date of the merger were approximately equal to those which had been previously granted by BioQuest, Inc.

         Among the reasons for, and the significant potential benefits resulting from, the merger are the following:

         o BioQuest, Inc. and Biokeys, Inc. have combined their personnel resources, resulting in a more diversified management than either company had prior to the merger.

         o        The combination of BioQuest, Inc. and Biokeys, Inc.
                  significantly expanded the potential biomedical product lines and technologies available to BioQuest, Inc.

         o Biokeys, Inc. brought with it a promising anti-cancer pharmaceutical, Co-Factor, which had undergone initial human trials in Sweden and was therefore significantly closer to potential commercialization than any technology sponsored and developed by BioQuest, Inc.

         o Biokeys, Inc. added a new and significant source of biomedical research and technology through its license arrangements with USC.

         o Biokeys, Inc. made available the services of additional research consultants, particularly Dr. Colin Paul Spears and Dr. Bengt Gustavsson.

         o The creation of a larger entity through the merger made possible better access to research institutions, other potential strategic partners and future sources of financing.

         Since the merger, we have maintained two offices. Our principal executive office is located at 9948 Hibert Street, Suite 100, San Diego, California 92131, (telephone number 858/271-9671). We also have an office at 333
N. Sam Houston Parkway, Suite 1035, Houston, TX 77060 (telephone number 281/272-0000) where a number of administrative and financial functions are carried out. We maintain a website located at WWW.BIOKEYS.COM, but the information on our website is not part of this registration statement.

         Our Common Stock has been traded in the over-the-counter market and quoted in the "pink sheets" under the ticker symbol "BKYS." (See Part II, Item 1 below.)

                     COMPANY TECHNOLOGIES UNDER DEVELOPMENT

We have six potential drug products in development:


         PRODUCT LINE               FOCUS            APPLICATION

         CoFactor(TM)               Anticancer       5-FU biomodulator
         Selone(TM)                 Anticancer       alkylating agent for drug-resistant cancers
         EradicAide(TM)             Antiviral        HIV/AIDS prophylactic and therapeutic agent
         BlockAide/CR(TM)           Antiviral        HIV/AIDS therapeutic agent
         BlockAide/VP(TM)           Antiviral        HIV/AIDS therapeutic agent
         Thiovir(TM)                Antiviral        broad-spectrum agent for human papillomaviruses and
                                                              other viral infections

COFACTOR

         CoFactor (5,10-methylenetetrahydrofolate) is a patented new drug which greatly improves the performance of 5-FU (5-Fluorouracil) and other fluoropyrimidines commonly used in cancer chemotherapy. It was developed by researchers at USC in Los Angeles and at the Sahlgrenska University Hospital, University of Goteborg, Sweden, who discovered its ability to greatly enhance 5-FU's inhibition of a key enzyme, thymidylate synthase (TS), necessary for cancer cell growth. Since 5-FU is probably the most extensively used cancer chemotherapy drug in the world, this enhanced performance makes CoFactor a promising new combination therapy drug for the treatment of cancer.

         Between November 1989 and March 1993, a Phase I/II clinical study of the use of CoFactor in combination with 5-FU was performed at Sahlgrenska University Hospital, under the direction of Dr. Bengt Gustavsson, in close collaboration with Dr. Colin Paul Spears at USC. Results of Drs. Gustavsson's and Spear's work with humans were published in THE CANCER JOURNAL, vol. 10, no. 5 September-October 1997.

         Dr. Gustavsson and Dr. Spears, who are the co-inventors of CoFactor technology, are currently medical/clinical consultants to the Company. Dr. Bengt Gustavsson has an annual consulting contract under which he has been paid $70,000 per year in equal monthly installments. Dr. Colin Paul Spears is compensated for his services as needed, at a rate of approximately $1,000 per day, but also provides basic consultation from time to time without per diem remuneration. Both Dr. Gustavsson and Dr. Spears are reimbursed for some of their expenses, including Company-related travel.

         In the human clinical trials at Sahlgrenska University Hospital, CoFactor was administered to 62 cancer patients receiving 5-FU therapy. Partial responses in the range of 21%-55% were noted in colorectal, pancreas, stomach, gallbladder and breast cancer patients. The average duration of remissions was 9-15 months, which is at least a two-fold increase over 5-FU/leucovorin therapy. Toxicity was milder than expected for 5-FU or 5-FU/leucovorin, and no toxicities of CoFactor have been observed. We consider that these results represent a significant improvement over 5-FU/leucvorin standard traditional therapy for cancer patients.

         Several publications appeared during late 1997 and early 1998 in leading medical journals, including CANCER INVESTIGATIONS, CANCER TREATMENT, ANTICANCER RESEARCH, and THE CANCER JOURNAL, concerning the use of CoFactor. Such publications discussed:

o curative results with 5-FU therapy in combination with CoFactor for liver cancer in animal studies compared to 5-FU alone or to 5-FU/leucovorin therapy;

o        significant response to 5-FU/CoFactor in animal colon cancer studies;

o human pharmacokinetic (drug action/metabolism) data documenting high blood levels of CoFactor for several hours after administration; and

o the achievement of stabilizing the CoFactor compound for routine administration to patients.

         Since the time when the clinical trials were conducted and reported, technology for analyzing human enzyme levels has progressed. As a result, in January 2001, the Company undertook a study on tissue samples from the 62 patients who were treated in the earlier trials, by retrieving paraffin-embedded tissues of those patients from the Sahlgrenska University Hospital's medical archives. Analyses were based upon a RT-PCR (Reverse Transcriptase - Polymerase Chain Reaction), a technique first described in Goteborg, Sweden in 1977 for detection of TS gene expression, but now dramatically improved by technology developed at USC. This advancement permitted retrospective analyses from paraffin-fixed tissues, using micro-disection technology, which enabled the Company to better understand why patients responded to 5- FU/CoFactor therapy.

         An IND (Investigational New Drug) application has been submitted to the U.S. Food and Drug Administration, or FDA, for approval of Phase II / III trials for second-line metastatic colorectal cancer therapy, in order to test CoFactor in conjunction with 5-FU. We also intend to file an IND with the Swedish FDA or in 2002. For further discussion of intended clinical trials for CoFactor, see Management's Discussion and Analysis of Financial Condition and Results of Operations.

SELONE

         Selone is the Company's leading compound in a new class of compounds which are potential new cancer drugs for drug resistant cancer, discovered through USC research focused on the use of the element selenium, an anti-oxidant. We are the exclusive licensee of a patent from USC, which encompasses the use of Selone and other oxygen-carbon-selenium compounds as anticancer agents, as well as the method for their synthesis.

         Selone acts, in part, as a highly nitrogen-specific alkylating agent (a drug that kills cancer cells by directly attacking their DNA) found to be effective against cancer cell lines that exhibit drug resistance to currently available alkylating and platinating (akylating compounds which contain platinum) agents. Alkylating agents, as a class, are the most broadly used anticancer agents in the world, collectively surpassing the use of 5-FU. In recent years, alkylating agents have been increasingly used, in dose intensification strategies such as bone marrow transplant, and have exhibited further promise when used with compounds known as thiophosphate protection agents. However, a majority of cancers develop resistance to currently available alkylating and platinating agents, usually through a thiol (sulfur metabolism) mechanism. Selone was developed to address this problem, through increased targeting to guanine nitrogen contained in DNA, without increased susceptibility to the thiol mechanisms connected with drug resistance.

         Based upon current IN VITRO screening methods, Selone shows promise of being broadly effective, at even very low concentrations, against human ovarian, breast, lung and head/neck cancers, and against leukemias and lymphomas. Its potency is remarkably high for its rate of alkylating activity, suggesting an increased specificity of action. Demonstrated effectiveness in central nervous system cell lines, in addition to the extraordinarily high solubility of Selone in watery and fatty tissues, suggests potential activity in brain tumors. Selone shows full activity in human cell lines resistant to other cancer drugs, including antitumor antibiotics, and in nitrosourea-resistant colon cancer. It has also demonstrated significant activity against leukemia in mice at doses predicted to readily achieve effective blood concentrations.

         Now that chemical, kinetic and tissue toxicity relationships have been established for Selone, we are planning further IN VIVO testing and pre-clinical optimization and toxicity studies to determine recommended dose/schedules for later Phase I-II human clinical trials.

ERADICAIDE

         We have licensed the exclusive right to commercialize a patented immunotherapeutic and vaccine strategy, developed by M.D. Anderson, that relies on eliciting a cell-mediated immunity response to treat individuals already infected with HIV and to protect against new HIV infections. A unique feature of this technology is that it is designed to not elicit an antibody response.

         The survival of the HIV virus in the human body is dependant on its ability to penetrate special target cells, take over genetic material in those cells, and use that genetic material to make millions and billions of copies which then propagate from the surface of the cell, killing the cell in the process. In cell-mediated immunity, after a virus has penetrated the cell and released its genetic material, its viral proteins are broken into fragments by the infected cell. The resulting viral protein fragments are then transported within the infected cell through a mechanism called the MHC (Major Histocompatibility Complex) Class I pathway to special sites on the surface of the infected cell. Here the viral protein fragments are displayed to the body's immune system as evidence that the cell is infected and should be destroyed before it can produce new virus particles. Cruising Killer T-cells, circulating in the body, recognize the presence of these displayed viral proteins as a signal to kill the infected cells and also as a signal to the immune system to produce more Killer T-cells preprogrammed to seek out and specifically kill off the HIV infected cells.

         A research model system incorporating a special version of HIV has recently been developed. A form of SHIV or Simian (monkey)/human Immunodeficiency Virus, a chimeric virus, which contains the inner core proteins and genetic material from SHIV and the outer envelope proteins and viral binding proteins of HIV, has proven to be an invaluable research tool in the quest for effective approaches to HIV control. Monkeys to whom SHIV was administered showed rapidly induced immunodeficiency (profound reduction in CD-4 positive cell counts within three to four weeks after infection), progressing to an AIDS state nearly identical to that seen in humans infected with HIV.

         Preliminary trials were conducted at the University of Texas animal research facility in Bastrop, Texas under the supervision of Dr. Jagan Sastry. Rhesus monkeys were used along with SHIV developed by a group of research labs, including M.D. Anderson. M.D. Anderson's SHIV development work was supported in part by the Company. In the trial, test animals were vaccinated with the Company's cell-mediated immunity agent known as EradicAide, and subsequently challenged with live SHIV. Compared to control animals, viral levels in plasma in treated animals were reduced more than 1,000-fold three weeks after challenge with virus. In non-treated control animals, the CD-4 positive T-cell counts dropped at least 90% while in treated animals the change in CD-4 positive T-cell counts ranged from 0 to 10% with one animal showing a maximum 30% reduction.

         These data demonstrate scientific proof of principle for the cell-mediated immunity strategy. Subsequent confirmatory trials and safety testing are now being performed by the Company. We expect that the Company may be able to qualify for the FDA's Fast Track Program for human trials, which provides for an accelerated FDA review process of HIV therapeutic drugs.

BLOCKAIDE/CR

         Scientists at M.D. Anderson have developed another approach to combating HIV, based on the BlockAide/CR compound, a synthetic peptide (a sequence of amino acids that is part of a protein) which appears to be able to block the ability of HIV to infect human immune cells. During IN VITRO experiments in human cell cultures, and in preliminary animal tests conducted at M.D. Anderson and sponsored by the Company, BlockAide/CR was able to significantly depress the level of HIV infection indicated in blood samples.

         Studies from several laboratories, including M.D. Anderson and the U.S. National Institutes of Health, indicate that at least two cell surface receptors are involved in the mechanism for HIV binding and immune cell penetration. One is the CD4 receptor, largely found on T helper cells which are part of the human immune system. The second receptor, which has only recently been described, is represented by members of a family of chemokine receptors, a type of target cell molecule. HIV researchers have found that a molecular component called the V3 Loop, which is part of the GP-120 surface protein on the outer coat of the HIV virus, plays a critical role in interacting with these CD4 receptors and chemokine receptors, thus initiating the infection process.

         M.D. Anderson researchers believe that the BlockAide/CR compound, which is structurally similar to a portion of the V3 Loop, mimics the V3 Loop and, by occupying CD4 receptor sites on immune system cells, prevents the virus from binding to immune cell receptors and subsequently penetrating the cell. Dr. Jagan K. Sastry of M.D. Anderson is credited with discovering the inhibitory effects of BlockAide/CR. He likens the V3 Loop to a key: when HIV, using the V3 Loop as a key tries to enter a human cell via a CD4 receptor site (the keyhole), the virus is unsuccessful because the entrance key hole is already blocked by BlockAide/CR.

         In addition, based on their work to date, Dr. Sastry and his research colleagues believe that BlockAide/CR can effectively block syncytium formation and prevent or limit the T-cell loss that invariably occurs with a progressive HIV infection. Syncytium formation is a very important step in the spread of HIV infection and the destruction of T-cells. In this process, an HIV infected cell combines with a number of healthy T-cells to form a large multinuclear mass or syncytium. The syncytia die quickly, killing the incorporated T-cells and releasing massive numbers of newly formed HIV particles.

         Published studies suggest that, at the time of its initial transmission, and for a variable period afterwards, HIV exists largely in nonsyncytial form and is relatively harmless to the body's natural immune system. It is believed that, during this phase, T-cells generated by the immune system keep the virus in check. As the virus evolves, however, it acquires the ability to infect T- cells and the immune system becomes less able to combat the virus. The result is the emergence of the syncytial form of HIV and the onset of the illness phase, the point at which the patient begins to develop AIDS.

         The Company intends to conduct large animal toxicology testing for BlockAide/CR which, if successful, is expected to enable the Company to proceed with preparations for human testing under the FDA's Fast Track Program.

BLOCKAIDE/VP

         The BlockAide/VP compound was also created and patented by M.D. Anderson and is licensed to the Company. It works to prevent HIV infection in human cells in a different way from BlockAide/CR.

         HIV depends on its ability to enter and infect host cells in order to multiply and survive. In the case of HIV, the binding protein GP-120 on the surface of the HIV particle interacts with a receptor site known as CD4, which is present on the surface of certain human cells. Interaction of the HIV virus with CD4 causes a change in the shape of GP-120, uncovering the actual binding region of GP-120, which then fuses with a second, chemokine receptor.

         The BlockAide/VP compound mimics a section of the CD4 receptor. When BlockAide/VP comes into contact with the GP-120 protein present on the surface of HIV, it appears to cause a change in the protein-folding configuration of GP-120, rendering the GP-120 unable to initiate the infection process.

         Early tests indicate that HIV virus treated with BlockAide/VP and exposed to human cells is unable to bind to and infect such cells. The Company does not know of any other available antiviral agent which can render HIV unable to infect cells in this manner.

         BlockAide/VP has progressed through IN VITRO testing, and though a preliminary primate trial, with encouraging results. Further preclinical and animal toxicity testing must be conducted before progressing to human trials, in the same manner as described above for BlockAide/CR. If proven safe and effective in preclinical testing, and if approved by the FDA through its Fast Track Program, BlockAide/VP could be used for HIV infected individuals as an adjunct to Triple Combination Therapy, a multiple drug regimen widely used to suppress HIV in HIV infected humans to prevent the onset of AIDS, or as a primary therapy for newly infected individuals.

THIOVIR

         Thiovir is a sulfur-containing compound synthesized using technology developed at USC and exclusively licensed to the Company by USC.

         Thiovir and Thiovir-analogues under development are part of a new class of compounds known as thiophosphonoformates (sulfur/phosphorous compounds), which have demonstrated powerful antiviral properties. Thiovir was designed to be a replacement for the broad-spectrum antiviral drug, foscarnet. Foscarnet is administered by intravenous catheter (IV drip) and is FDA-approved for treatment of HIV, herpes and CMV (cytomegalovirus) infections. Although foscarnet is a highly effective, broad-spectrum antiviral, it has limitations from a commercial perspective because it must be administered by IV catheter with medical supervision. Also, foscarnet is a small molecule whose parent chemical structure restricts modifications that could lead to the future development of an oral form of the drug.

         In contrast to foscarnet, the creation of thiophosphonates (such as Thiovir) makes possible an entirely new class of compounds, of which there can be many proprietary derivatives. These derivatives can lead to additional improvements in antiviral effectiveness, oral drug forms and reduced toxicity. The thiophosphonate is delivered as an active prodrug (an initial form of a drug which converts in the body through normal metabolic processes), and may also metabolize to additional active compounds. In the case of Thiovir, a dual action antiviral effect is achieved through delivery of an active prodrug and an active metabolite, which happens to be foscarnet.

         An IN VITRO test of a group of Thiovir analogues was conducted at the National Cancer Institute. Results reported to USC in early 2000 revealed several compounds with better therapeutic values than foscarnet for HHV-8, a herpes virus linked to Kaposi's sarcoma, the cancer that causes lesions on the skin of AIDS patients. In addition, preliminary studies conducted by the Company on Thiovir efficacy against papillomaviruses (a viral infection directly related to genital warts and cervical cancer) between 1999 and 2001, with collaborators at the Gittlen Cancer Research Institute and Hershey Medical Center, Penn State University, showed that Thiovir had potential as an antiviral treatment for papillomavirus infection. Current research and development efforts for Thiovir are supported by the Company and by U.S. government funding. Assuming continued positive research results, the Company would intend to file an IND for a form of Thiovir for testing in humans infected with genital warts caused by HPV.

                                 MEDICAL MARKETS

ANTI-CANCER AGENTS

         On a worldwide basis, cancer killed over 6 million people in 1998, according to statistics published by the World Health Organization. After cardiovascular disease, cancer is the second most frequent cause of death in developing countries, accounting for 21% of all deaths. In the U.S., cancer is responsible for approximately 23% of all deaths according to recent statistics. The American Cancer Society reported in 1998 that there were more than 1.4 million new cases of cancer diagnosed in the U.S. and over 560,000 deaths due to cancer in the previous year.

         Treatment choices for the cancer patient depend on the stage of the cancerous tumor, and whether and/or how far the cancer has spread. Treatment options include surgery, radiation, chemotherapy, hormone therapy and immunotherapy. Treatment of cancer with chemicals is referred to as chemotherapy, which represents a current market in the U.S. of approximately $9 billion, according to Frost & Sullivan Market Research and IMS Market Research.

         Traditional cancer chemotherapy poisons all body cells to some extent, but particularly targets rapidly dividing cells such as cancer cells. Its effect on other rapidly dividing cells, such as hair follicles, cells lining the stomach and red blood cells, accounts for some of the more common negative side effects of cancer chemotherapy. Current approaches often use several drugs in combination, aimed at minimizing side effects while attacking the rapidly proliferating cells at vulnerable times.

         Chemotherapy is highly individualized, depending on the type of disease and its progression, the action of the agents used, and the side effects in the patient, and may be used alone or in combination with other cancer therapies, such as surgery or radiation. Chemotherapy drugs such as 5-FU, Ancobon, Methotrexate, Alkeran and Cyloxan, are commonly used to treat patients.

         We believe that the total annual market potential for CoFactor is related to new cases of cancer, which are often treated by 5-FU therapy, the single most widely used cancer drug in the world, according to industry experts. Doses of 5-FU vary widely based upon the cancer being treated. As an example, in U.S. therapy regimens, approximately 36 doses of 5-FU are administered to approximately two-thirds of colorectal cancer patients annually, compared with 12 doses of 5-FU to about one-third of breast cancer patients.

         Based upon statistics for cancer incidence and cancer treatment reported by the American Cancer Society, we estimate that the annual potential for CoFactor use can be based on an assumed annual use of over 4 million doses of 5-FU, with initial emphasis focused on combination therapy with 5-FU for colorectal cancer. There are approximately 131,000 new cases of colorectal cancer per year in the U.S. alone. It should be noted that these estimates do not take into account additional market opportunities to enhance other drugs similar to 5-FU, such as floxuridine (FUDR), florafur (tegafur), Doxifluridine(R) (5'deoxyfluorouridine) and Xeloda(R) (campecctabine).

         Selone, which functions in part as an alkylating agent against cancer cell lines that exhibit drug resistance to currently available alkylating and platinating agents, may serve as a useful new anticancer drug. Alkylating agents as a class are the most broadly used anticancer agents in the world, collectively surpassing the use of 5-FU as single agent . In recent years, they have been used increasingly in dose intensification strategies, such as bone marrow transplant, and have exhibited further promise when used with the thiophosphate protection agents. Approximately one-half of all cancers can become resistant to treatment with current chemotherapy products. Accordingly, we believe there is great potential for new products which address drug resistance in cancer therapy.

HIV/AIDS THERAPY

         Significant advancements have been made in the treatment of asymptomatic HIV positive patients. It is now understood that early combination therapy with a three or four drug "cocktail" can push HIV viral load to below "detectable levels." This therapy is often referred to as

HAART (highly aggressive antiretroviral therapy). It is widely reported that the average annual drug cost for such combination therapy in the U.S. is $11,000 per patient.

         However, recent studies have shown that, whether or not patients adhere to the strict therapy regimens required for HAART treatment, antiretroviral therapy will continue to lead to problems of viral resistance, rendering many drugs ineffective over time. There is no conclusive evidence that current drugs can eradicate HIV from the body over the long term. As long as HIV is present in the body, the opportunity exists for the evolution of HIV escape mutants resistant to HAART. These mutant strains can reproduce unchecked by HAART, subsequently becoming the predominant strain and re-establishing high viral loads in patients. This can lead to permanently damaged immune systems, opportunistic infections, and the advance to AIDS even if combination therapy continues. Currently, no one combination of drugs is effective for all patients, and therapies are continually modified based upon patient progress. Therefore, new drugs and new drug approaches continue to be needed for HIV therapy.

         In a recent study reported by the University of California-San Francisco, based upon treatment of HIV positive patients at San Francisco General Hospital, 53% of patients had evidence of treatment failure after at least six months of therapy. Based on these facts, we believe that the demand for new types of HIV drugs, designed to block infection or to clear HIV-infected cells, will therefore increase.

         The World Health Organization and the U.S. Centers for Disease Control report that there are 1.5 million HIV positive individuals in the U.S. and Europe, where the vast majority of anti- HIV drugs are used. However, according to a November 1999 report by the United Nations Program on HIV/AIDS, more than 33 million adults and children in the world are living with HIV and 16,000 new infections are occurring each day. As current transmission rates hold steady, the number of people with HIV/AIDS will soar to 40 million in 2001. HIV infections are not being treated in the third world, to even the smallest extent, since cost is prohibitive and the ability to administer complex therapy is nearly impossible. Thus, simple, inexpensive new therapies are required.

THIOVIR AND HPV

         According to the Center for Disease Control and the American Cancer Society, the most prevalent sexually transmitted disease in the U.S. is human papillomavirus (HPV) infection, which is extremely contagious, with approximately two-thirds of all people exposed to the virus becoming infected within a three-month period. The virus exists in over 80 different subtypes, 40 of which affect the urogenital region.

         Transmission of HPV usually occurs through direct skin contact during vaginal, anal or oral sex with an infected individual, and warts (called genital warts or condylomas) may or may not begin to appear on the skin surrounding the entrance to infection, depending on the length of the latency period. Because one of the consequences of HPV infection is the introduction of abnormal cells, the infection may lead to cancerous growths, particularly on the cervix. Although HPV and genital warts are treatable, there is currently no known cure for the infection.

         HPV is highly prevalent in women under 30 years of age, and studies indicate that the majority of college age women are HPV positive without clinical or cytological evidence. According to American Cancer Society, the lifetime risk of invasive cancer is 5-10% for untreated HPV infection, and, if infected with a high-oncogenic form of HPV, there is a 70% risk of having an abnormal papsmear. Approximately 5.5 million new cases of sexually transmitted HPV occur in the U.S. each year, with at least 20 million people currently infected according to pharmaceutical industry estimates. Of special importance is the link between HPV and cancer, particularly cervical cancer. The role of HPV as a principal agent in the etiology of cervical cancer has been clearly established by the American Cancer Society and the American Association of Obstetrics and Gynecology.

         Preliminary studies sponsored by the Company on Thiovir efficacy against HPV, with collaborators at the Gittlen Cancer Research Institute and Hershey Medical Center, Penn State University, showed that Thiovir had potential as an antiviral treatment for papillomavirus infection. These studies along with animal toxicology data, could provide the basis for an IND to test a topical form of Thiovir for genital warts in humans.

                               MARKETING AND SALES

         We do not presently have a marketing and sales staff, although the experience and background of Nicholas Jon Virca, President of Biokeys, Inc., includes pharmaceutical marketing and sales functions. As one or more Company products approach commercialization, we intend to seek arrangements with third parties, such as pharmaceutical companies, for the marketing and distribution of our products. At that point, we would also seek to add marketing personnel for liaison, support and administrative purposes. While we have held preliminary discussions on a number of occasions with potential commercialization and marketing partners, we have not yet entered into any binding agreements with a commercialization or marketing partner.

         For further information on the requirements for clinical trials and future commercialization, see the discussion below under "Government Regulation and Clinical Testing for New Drugs." See also the discussion under "Risk Factors" in Item 2 below.

                                  MANUFACTURING

         We do not have our own manufacturing facilities, and do not intend to establish them. Instead, the Company has entered into a clinical supply agreement with Eprova AG, of Schaffhausen, Switzerland, and Clinalfa AG of Laufelfingen, Switzerland, under which Eprova and Clinalfa will produce CoFactor in limited quantities for clinical testing requirements. At present, this contract is terminable at will, and, assuming eventual approval of CoFactor for sale in the U.S. and other parts of the world, we intend to negotiate a long-term manufacturing contract for the commercial supply of CoFactor with Eprova. Eprova is a leading manufacturer of compounds with chemical structures comparable to CoFactor, and we therefore believe it has the aptitude and capability for large-scale production of CoFactor. In addition, the Company anticipates developing additional manufacturing sources for CoFactor so that there will not be a single source. There are a number of contract manufacturers available for such work in the U.S. and abroad. The Company has also begun to explore manufacturing capabilities with several different contract manufacturers for other potential products now under development.

         As new drug candidates progress through development, testing and commercialization stages, we intend to establish one or more relationships with additional manufacturers. Consequently, the Company will be dependent upon various manufacturers for a reliable supply of its drug products. (See "Risk Factors" in Item 2 below.)

                        LICENSING AND RESEARCH AGREEMENTS

M.D. ANDERSON AGREEMENTS

         In June 1996, the Company entered into an exclusive worldwide Patent and Technology License Agreement with M.D. Anderson (the "M.D. Anderson Agreement") granting development, manufacturing and marketing rights, relating to the commercialization of technologies described in seven patents and patent applications developed by scientists at M.D. Anderson in the field of HIV therapy and preventions. The M.D. Anderson Agreement continues in effect for the life of the subject patents (including any extensions or renewals), and requires payment of royalties based on percentages of sales and a share of sub-licensing revenues from products developed under the Agreement. Our exclusive license rights are subject to any non- exclusive rights that the U.S. government may have as a result of any agreement between it and M.D. Anderson by which government-funded research was provided in connection with the licensed technology. The M.D. Anderson Agreement requires the Company to reimburse M.D. Anderson for the cost of preparing, filing, prosecuting and maintaining the licensed patents.

         The M.D. Anderson License Agreement was amended effective June 15, 2000 (the Amendment). The Amendment incorporated additional licensed subject matter, revised certain royalty rates due to M.D. Anderson upon commercialization, and settled past due patent and research and development amounts from the Company to M.D. Anderson. In accordance with the Amendment, we issued 414,829 shares of our Common Stock to M.D. Anderson, valued at $1,000,000 based on the then market price of the shares. In addition, the Company committed to funding at least $1,000,000 of research and development activity through December 31, 2001. Finally, the Amendment defined a milestone payment due to M.D. Anderson upon the enrollment of the first patient in the first Phase I trial of any product that utilizes licensed subject matter.

         No royalties have been paid under the M.D. Anderson Agreement and Amendment.

USC AGREEMENTS

         Under an Option and License Agreement with USC dated January 23, 1998, amended August 16, 2000, we hold exclusive license rights to a total of three patents, two relating to Biokeys' CoFactor product and one relating to Selone, both of which are intended for use in connection with cancer chemotherapy. In addition, under a second Option and License Agreement dated August 17, 2000, we acquired exclusive rights under the four patents related to Thiovir antiviral technologies. These agreements with USC (the USC License Agreements) grant us exclusive worldwide licenses to study, use, manufacture and market drug products covered by the subject patents. Under the USC License Agreements, we are obligated to pay USC for out-of-pocket expenses incurred in filing, prosecuting, enforcing and maintaining the licensed patent rights and all future patent-related expenses paid by USC, as long as the USC License Agreements remain in effect and until the patent rights have expired. USC's retained interest consists of a running royalty on net sales of licensed products and a share of consideration received by Biokeys from all sublicenses and assignments. No royalties have been paid under these agreements.

SPONSORED RESEARCH AGREEMENTS

         We entered into a sponsored research agreement with M.D. Anderson on September 7, 2000, which provides for studies to test the ability of a mixture of synthetic HIV-derived peptides to elicit an antibody-negative cell-mediated immune response. The testing will seek to determine if this immune response can protect against new HIV infection and if the preparation can be administered after HIV infection as a therapeutic. This requires a total of $814,490 payable in two equal installments for research to be conducted through 2001 and into 2002. The first installment was paid by the Company in 2000 and the second in 2001.

         We also have sponsored research arrangements with USC, under which USC will continue studies in the therapeutic potential of Thiovir and its analogues as antiviral agents. The Company has entered into a grant agreement with USC effective November 1, 2000, under which USC will perform research into Thiovir and its analogues as inhibitors for HPV and other pathogenic viruses. The budgeted research costs for this study are approximately $217,000, which amount has been paid by the Company.

                             LICENSED PATENT RIGHTS

         As summarized above, the Company has license rights under 13 issued patents as of September 2001. Our license rights under these patents remain valid for the life of the various patents. The following chart summarizes those patients and indicates the currently estimated expiration dates of such patents.


PATENT #         PATENT DESCRIPTION                         APPLICATION     APPLICATION     ISSUE DATE    EXPIRATION
                                                                 /FOCUS            DATE                         DATE

5,072,032        Preparation and use of thiophos-             Antiviral       6/21/1989     12/10/1991     6/21/2009
                 phonates and thio-analogues of             /Anticancer
                 phosphonoformic acid

5,128,319        Prophylaxis and therapy of                   Antiviral       9/20/1989       7/7/1992     9/20/2009
                 acquired immunodeficiency
                 syndrome

5,183,812        Preparation and use of thiophos-             Antiviral      09/30/1991       2/2/1993     9/30/2011
                 phonates and thio-analogues                /Anticancer
                 of phosphonoformic acid

5,376,658        5,10-methylene-tetrahydrofolate             Anticancer      12/23/1993     12/27/1994    12/23/2013
                 as a modulator of a chemothera-
                 peutic agent

5,534,519        5,10-methylene-tetrahydrofolate             Anticancer      10/20/1994       7/9/1996    10/20/2014
                 as a modulator of a chemothera-


                 peutic agent

5,603,933        CD4 peptides for binding to viral            Antiviral       8/31/1993      2/18/1997     2/18/2014
                 envelope proteins

5,614,562        Method of treating drug resistant           Anticancer      12/16/1992      3/25/1997     3/25/2014
                 tumor cells using organoselenones


EP 0 671 947     Compositions for eliciting cytotoxic         Antiviral       2/12/1992       8/3/2000     2/12/2012
                 T-lymphocyte responses against
                 viruses

6,147,244        Preparations of thiophosphites and           Antiviral        5/3/1999     11/14/2000      5/3/2019
                 Thiophosphonates                           /Anticancer

6,147,245        Preparation and use of Alpha-Keto            Antiviral       7/13/1999     11/14/2000     7/13/2019
                 Bisphosphonates

6,210,873        Methods and compositions for the             Antiviral       12/2/1991       4/3/2001      4/3/2018
                 priming of specific cytotoxic
                 T-lymphocyte response

6,265,539        Prophylaxis and therapy of                   Antiviral       2/13/1992      7/24/2001     7/24/2018
                 acquired immunodeficiency
                 syndrome

6,284,909        Preparations of thiophosphites and           Antiviral       11/1/2000       9/4/2001     11/1/2020
                 thiophosphonates

         Other than those listed above, the Company does not have any patent license or royalty agreements. However, as a biomedical research and development company, we expect that the Company will continue to seek new patent and license opportunities related to its business.

            GOVERNMENT REGULATION AND CLINICAL TESTING FOR NEW DRUGS

         The manufacture and sale of therapeutic drugs are subject to government regulation in the U.S. and in certain foreign countries. In the U.S., we must follow rules and regulations established by the FDA requiring the presentation of data indicating that our products are safe and efficacious and are manufactured in accordance with the FDA's current Good Manufacturing Practices
(cGMP) regulations.

         Safety and effectiveness standards are required in certain other countries as well. The Company believes that only a limited number of foreign countries have extensive regulatory requirements for new drugs, especially Japan and the countries comprising the European Union.

         The steps required to be taken before a new prescription drug may be marketed in the U.S. include (i) preclinical laboratory and animal tests, (ii) the submission to the FDA of an IND, which must be evaluated and found acceptable by the FDA before human clinical trials may commence, (iii) adequate and well-controlled human clinical trials to establish the safety and effectiveness of the drug, (iv) the submission of a New Drug Application (NDA) to the FDA and (v) FDA approval of the NDA. Prior to obtaining FDA approval of an NDA, the facilities that will be used to manufacture the drug must undergo a preapproval inspection to ensure compliance with the FDA's cGMP regulations.

         Preclinical tests include laboratory evaluation of product chemistry and animal studies to assess the safety and effectiveness of the product and its formulation. The results of the preclinical tests are submitted to the FDA as part of an IND, and unless the FDA objects, the IND will become effective 30 days following its receipt by the FDA, after which clinical trials can begin. If the FDA has concerns about the proposed clinical trial, it may delay the trial and require modifications to the trial protocol prior to permitting the trial to begin.

         Clinical trials involve the administration of the pharmaceutical product to healthy volunteers or to patients identified as having the condition for which the product is being tested. The pharmaceutical product is administered under the supervision of a qualified principal investigator. Clinical trials are conducted in accordance with protocols previously submitted to the FDA as part of the IND that detail the objectives of the trial, the parameters used to monitor safety and the efficacy criteria that are being evaluated. Each clinical trial is conducted under the auspices of an Institutional Review Board ("IRB") at the institution at which the trial is conducted. The IRB considers, among other things, ethical factors, the safety of the human subjects and the possible liability risk for the institution.

         Clinical trials are typically conducted in three sequential phases that may overlap. In Phase I, the initial introduction of the pharmaceutical into healthy human volunteers, the emphasis is on testing for safety (adverse effects), dosage tolerance, metabolism, distribution, excretion and clinical pharmacology. Phase II involves trials in a limited patient population to determine the effectiveness of the pharmaceutical for specific targeted indications, to determine dosage tolerance and optimal dosage and to identify possible adverse side effects and safety risks.

         In serious diseases such as HIV/AIDS, patients suffering from the disease rather than healthy volunteers are used in Phase I trials. In addition, Phase I trials may be divided between Phase Ia, in which single doses of the drug are given, and Phase Ib, in which multiple doses are given. In the latter instance, some efficacy data may be obtained if the subjects are patients suffering from the disease rather than healthy volunteers, and these trials are referred to as "Phase Ib/IIa."

         After a compound has been shown in Phase II trials to have an acceptable safety profile and probable effectiveness, Phase III trials are undertaken to evaluate clinical effectiveness further and to further test for safety within an expanded patient population at multiple clinical study sites. The FDA reviews both the clinical trial plans and the results of the trials at each phase, and may discontinue the trials at any time if there are significant safety issues.

         The results of the preclinical tests and clinical trials are submitted to the FDA in the form of an NDA for marketing approval. The testing and approval process requires substantial time and effort, and FDA approval may not be granted on a timely basis or at all. The approval process is affected by a number of factors, including the severity of the disease, the availability of alternative treatments and the risks and benefits demonstrated in clinical trials. Additional animal studies or clinical trials may be requested during the FDA review process and may delay marketing approval.

         Upon approval, a drug may be marketed only for the FDA approved indications in the approved dosage forms. Further clinical trials are necessary to gain approval for the use of the product for any additional indications or dosage forms. The FDA may also require post-market reporting and may require surveillance programs to monitor the side effects of the drug, which may result in withdrawal of approval after marketing begins.

         The FDA has developed several regulatory procedures to accelerate the clinical testing and approval of drugs intended to treat serious or life-threatening illnesses under certain circumstances. For example, in l988, the FDA issued regulations to expedite the development, evaluation and marketing of drugs for life-threatening and severely debilitating illnesses, especially where no alternative therapy exists (the "l988 Regulations"). These procedures encourage early consultation between the IND sponsors and the FDA in the preclinical testing and clinical trial phases to determine what evidence will be necessary for marketing approval and to assist the sponsors in designing clinical trials. Under this program, the FDA works closely with the IND sponsors to accelerate and condense Phase II clinical trials, which may, in some cases, eliminate the need to conduct Phase III trials or limit the scope of Phase III trials. Under the l988 Regulations, the FDA may require post-marketing clinical trials (Phase IV trials) to obtain additional information on the drug's risks, benefits and optimal use.

         In l992, the FDA issued regulations establishing an accelerated NDA approval procedure for certain drugs under Subpart H of the agency's NDA approval regulations ("Subpart H Regulations"). The Subpart H Regulations provide for accelerated NDA approval for new drugs intended to treat serious or life-threatening diseases where the drugs provide a meaningful therapeutic advantage over existing treatment. Under this accelerated approval procedure, the FDA may approve a drug based on evidence from adequate and well-controlled studies of the drug's effects. This approval is conditional on the favorable completion of trials to establish and define the degree of clinical benefits to the patient. In this case, post-marketing clinical trials would usually be underway when the product obtains accelerated approval. If, after approval, a post-marketing clinical study establishes that the drug does not perform as expected, or if post- marketing restrictions are not adhered to or are not adequate to ensure the safe use of the drug, or other evidence demonstrates that the product is not safe and/or effective under its conditions of use, the FDA may withdraw approval. The Subpart H Regulations can complement the l988 Regulations for expediting the development, evaluation and marketing of drugs. These two procedures for expediting the clinical evaluation and approval of certain drugs may shorten the drug development process by as much as two to three years.

         We believe that several of our drugs may be candidates for accelerated development and/or approval under the l988 Regulations and/or the Subpart H Regulations. This would include our HIV/AIDS drugs as well as the Company's anticancer agents.

         Once the sale of a product is approved, the FDA regulates the manufacturing and marketing of the product. The FDA periodically inspects both domestic and foreign drug manufacturing facilities to ensure compliance with applicable cGMP regulations and other requirements. In addition, manufacturers in the U.S. must register with the FDA and submit a list of every drug in commercial distribution. Foreign manufacturers are subject only to the drug listing requirement. Post-marketing reports are also required to monitor the product's usage and effects. Product approvals may be withdrawn, or sanctions imposed, if compliance with regulatory requirements is not maintained.

         Many foreign countries also regulate the clinical testing, manufacturing, marketing and use of pharmaceutical products. The requirements relating to the conduct of clinical trials, product approval, manufacturing, marketing, pricing and reimbursement vary widely from country to country. In addition to the import requirements of foreign countries, a company must also comply with U.S. laws governing the export of FDA regulated products.

            HEALTH CARE REFORM MEASURES AND THIRD PARTY REIMBURSEMENT

         Pharmaceutical companies are affected by the efforts of governments and third party payors to contain or reduce the cost of health care through various means. A number of legislative and regulatory proposals aimed at changing the health care system have been proposed in recent years. In addition, an increasing emphasis on managed care in the U.S. has and will continue to increase pressures on pharmaceutical pricing. While the Company cannot predict whether legislative or regulatory proposals will be adopted or the effect such proposals or managed care efforts may have on its business, the announcement and/or adoption of such proposals or efforts could have a material adverse effect on the Company. In the U.S. and elsewhere, sales of prescription pharmaceuticals are dependent in part on the availability of reimbursement to the consumer from third party payors, such as government and private insurance plans that mandate predetermined discounts from list prices.

                        RESEARCH AND DEVELOPMENT OUTLAYS

         During l999 and 2000, the Company expended $351,446 and $983,198, respectively, on research and development activities. In addition, the Company has expended $591,394 for research and development during the nine months ending September 30, 2001.

                                    EMPLOYEES

         The Company presently has three full-time employees and one part-time employee. No significant increase in the number of employees is anticipated in the next 12 months.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                                     GENERAL

         As a development-stage biomedical research company, we have not yet generated any revenues from our anti-cancer and anti-viral products. We have had no earnings since inception, and have an accumulated deficit of $15,527,553 as of September 30, 2001. Our expenses from inception have related to costs incurred in research activities for the development of our drug candidates, to administrative expenses required to support these efforts and, more recently, to substantial charges for amortization of goodwill resulting from the October 2000 merger with Biokeys, Inc. We expect losses to continue for the near future, and such losses will likely increase as human clinical trials in the U.S. are undertaken for our CoFactor drug. Future profitability will be dependent upon our ability to complete the development of our pharmaceutical products, obtain necessary regulatory approvals and effectively market such products. Also, future profitability will require that the Company establish agreements with other parties for the clinical testing, manufacturing, commercialization and sale of its products.

         Since inception, the Company has generally funded itself through short-term loans and the sale of equity securities. We will need to obtain additional financing in order to sustain our efforts, as discussed below under "Liquidity and Capital Resources."

                              RESULTS OF OPERATIONS

NINE MONTHS ENDED SEPTEMBER 30, 2001 COMPARED WITH NINE MONTHS ENDED SEPTEMBER 30,2000

         The Company had no revenues from operations for the nine months ended September 30, 2001, as research and development activities continued. Interest income for the nine month period totaled $30,693, compared with $8,014 for the prior period, reflected interest earned on the balance of the proceeds from the Company's overseas private placement offering completed in the fall of 2000.

         Funding from the overseas private placement enabled the Company to increase research and development expenditures by 80% for the nine months ended September 30, 2001, to $591,384 from $328,706 for the prior period.

         General and administrative costs rose from $567,625 for the prior period to $1,555,539 for the current nine months, an increase of $987,914 or 174%. The increase was due primarily to the issuance of shares of common stock and warrants in payment for medical and other consulting services, the addition of salaried personnel as a result of the merger, and higher professional fees and other costs reflecting greater corporate activity after the merger.

         Depreciation and amortization amounted to $5,707,101 compared to $4,974 for the prior nine months, due entirely to the merger between BioQuest, Inc. and Biokeys, Inc., which resulted in a total of $15,205,675 of goodwill being recorded on the Company's balance sheet based on allocation of the purchase price to net assets acquired. Such amount is being amortized over a two-year period beginning in the last quarter of 2000, resulting in goodwill amortization charges of $1,902,367 per fiscal quarter.

         There was no interest expense in the nine months ended September 30, 2001, compared with $19,696 for the prior nine-month period, because the earlier indebtedness had been paid or converted into shares of Common Stock.

         As a result of the factors described, the Company's net loss increased from $(917,542) for the prior nine months to $(7,823,331) for the current period, and from a loss of $(0.07) per share for the prior period to a loss of $(0.55) per share for the current period.

         YEAR ENDED DECEMBER 31, 2000 COMPARED WITH YEAR ENDED DECEMBER 31, 1999

         The Company continued its research and development efforts in both 1999 and 2000, and no revenues were received during the period. However, the Company earned interest income which increased to $40,922 in 2000 from $14,234 in 1999, as a result of interest earned on funds received from the Company's overseas private placement offering.

         Using the proceeds of our overseas private placement offering, we were able to significantly expand our research and development efforts in connection with our EradicAide and BlockAide products for HIV/AIDS. Results in preliminary, small-scale non-human primate trials warranted an expansion of the Company's research program into larger scale non-human primate trials conducted through researchers at M.D. Anderson. In addition, after the consummation of the merger with Biokeys, Inc., we began to fund research and development efforts in connection with CoFactor and Thiovir. Accordingly, our research and development expenses increased 180% from $351,446 in 1999 to $983,198 in 2000.

         General and Administrative expenses increased by approximately 17% from $708,562 in 1999 to $827,970 in 2000, primarily as a result of additional costs and expenses related to the merger.

         Depreciation and amortization increased from $5,385 in 1999 to $1,907,341 in 2000. Such increases are due entirely to the merger, which resulted in $15,205,675 of goodwill being recorded on the Company's balance sheet based on allocation of the purchase price to net assets acquired. Such amount is being amortized over a two-year period, beginning in the last quarter of 2000, at which time a goodwill amortization charge of $1,900,709 for the quarter was recorded.

         Interest expense increased from $4,326 in 1999 to $23,497 in 2000, due to the accrual of interest on the Company's subordinated convertible notes issued in a private offering in the spring of 2000.

         As a result of the factors described above, the Company's net loss increased from $(1,055,485) in 1999 to $(3,701,084) in 2000, and the loss per share increased from $(0.20) per share in 1999 to $(0.44) per share in 2000.

                         LIQUIDITY AND CAPITAL RESOURCES

         The Company has incurred negative cash flows since its inception, and has funded its activities primarily through short-term loans and sales of equity securities. As of December 31, 2000, the Company had cash and equivalents and a certificate of deposit totaling $1,484,208, compared with only $58,463 at the end of the prior year. As of September 30, 2001, cash and cash equivalents totaled $165,535, compared with $467,878 plus a $1,016,320 certificate of deposit at September 30, 2000.

         The Company does not have any bank or any other commercial financing arrangements. The Company's operations since the merger have been funded primarily from the proceeds of its overseas private placement offering consummated in August and September 2000, by which the Company raised a total of $3.2 million through the issuance of its Series A 8% Convertible Preferred Stock.

         We intend to move our CoFactor product into human clinical trials in the U.S. during 2002, if the FDA approves our pending application. If granted approval, the Company will need adequate funding to conduct the trials, either through a commercial partnership, additional financing, or a combination of both. The clinical trials for 2002 are expected to cost between $2.5 and $3.5 million, based upon estimates obtained from three different contract research organizations capable of running clinical trials for CoFactor.

         The Company also plans further development of its HIV products, EradicAide and BlockAide in 2002 if funding is available through a marketing partnership, government grant (for which the Company has applied during 2001) or additional financing. Expenditures on research and development for EradicAide are expected to range between $250,000 and $1,000,000, depending on whether animal testing or initial human trials are scheduled.

         We have raised approximately $450,000 through private interim financing and the issuance of short-term notes and warrants in November and December of 2001. We believe our current resources are sufficient to fund our general and administrative overhead until the end of April 2002, at which time we will need to obtain additional financing of approximately $1,000,000 to cover corporate overhead and working capital needs until early 2003. In addition, we are seeking additional resources to fund the research projects described above. If funding is available, we may add up to two additional management-level employees in 2002.

         We are currently formulating plans for the additional financing which will be required for 2002 and beyond, but we have not yet obtained commitments for such financing. The Company's dependence on raising additional capital will continue at least until the Company is able to begin marketing its new technologies. The Company's future capital requirements and the adequacy of its financing will depend upon numerous factors, including the successful commercialization of the Company's drug candidates, progress in its product development efforts, progress with preclinical studies and clinical trials, the cost and timing of production arrangements, the development of effective sales and marketing activities, government grants, the cost of filing, prosecuting, defending and enforcing intellectual property rights, competing technological and market developments, and the development of strategic alliances for the marketing of its products.

         The Company will be required to obtain such funding through equity or debt financing, strategic alliances with corporate partners and others, or through other sources not yet identified. The Company does not presently have any committed sources of additional financing, and cannot guarantee that additional funding will be available on acceptable terms, if at all. If adequate funds are not available, the Company may be required to delay, scale-back or eliminate certain aspects of its operations or attempt to obtain funds through arrangements with collaborative partners or others that may require the Company to relinquish rights to certain of its technologies, product candidates, products or potential markets.

           QUANTITATIVE AND QUALITATIVE INFORMATION ABOUT MARKET RISK

         We do not engage in trading market-risk sensitive instruments and do not purchase hedging instruments or "other than trading" instruments that are likely to expose us to market risk, whether interest rate, foreign currency exchange, commodity price or equity price risk. We have no outstanding debt instruments, have not entered into any forward or future contracts, and have purchased no options and entered into no swaps. We have no credit lines or other borrowing facilities, and do not view ourselves as subject to interest rate fluctuation risk at the present time.

                          NEW ACCOUNTING PRONOUNCEMENTS

         The Financial Accounting Standards Board (FASB) has issued Statement of Financial Accounting Standards No. 141, BUSINESS COMBINATIONS (SFAS 141). SFAS 141 eliminates the pooling of interests method of accounting and requires that all business combinations initiated after June 30, 2001 be accounted for under the purchase method. The Company does not expect the adoption of SFAS 141 to have a material impact on its business because it currently has no planned or pending acquisitions.

         The FASB has also issued Statement of Financial Accounting Standards No. 142 GOODWILL AND OTHER INTANGIBLE ASSETS (SFAS 142) which will be effective for the Company as of January 1, 2002. SFAS 142 requires that goodwill and other intangible assets with indefinite lives no longer be amortized. SFAS 142 further requires that the fair value of goodwill and other intangible assets with indefinite lives be tested for impairment upon adoption of this statement, annually and upon the occurrence of certain events and be written down to fair value if considered impaired. Adoption of SFAS 142 will result in the elimination of annual amortization expense related to goodwill; however, because of the extensive effort needed to comply with this statement, the impact of related impairment, if any, on our financial position or results of operations has not been determined.

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

         We believe this registration statement contains "forward-looking statements." These statements are subject to risks and uncertainties and are based on the beliefs and assumptions of our management based on information currently available on it. When we use words such as "believes", "expects", "anticipates", "intends", "plans", "estimates", "should", "likely", or similar expressions, we are making forward-looking statements. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties, and assumptions. Our future results and stockholder values may differ materially from those expressed in the forward-looking statements. Many of the factors that will determine these results and values are beyond our ability of control or predict.

         Assumptions relating to budgeting, marketing, and other management decisions are subjective in many respects and thus susceptible to interpretations and periodic revisions based on actual experience and business developments, the impact of which may cause us to alter our marketing, capital expenditure, or other budgets, which may in turn affect our business, financial position, results of operations, and cash flows.

                                  RISK FACTORS

THERE IS A SUBSTANTIAL ACCUMULATED DEFICIT AND LIMITED WORKING CAPITAL.

         The Company had an accumulated deficit of $(15,527,553) as of September 30, 2001. Since the Company presently has no source of revenues and is committed to continuing its product research and development program, significant expenditures and losses will continue until development of new products is completed and such products have been clinically tested, approved by the FDA and successfully marketed. In addition, the Company has funded its operations primarily through the sale of Company securities, and has had limited working capital for its product development and other activities.

WE HAVE NO CURRENT REVENUES OR PROFITS.

         The Company has devoted its resources in recent years to developing a new generation of therapeutic drug products, but such products cannot be marketed until clinical testing is completed and governmental approvals have been obtained. Accordingly, there is no current source of revenues, much less profits, to sustain the Company's present activities, and no revenues will be available until, and unless the new products are clinically tested, approved by the FDA and successfully marketed, an outcome which the Company is not able to guarantee.

IT IS UNCERTAIN THAT THE COMPANY WILL HAVE ACCESS TO FUTURE CAPITAL.

         It is not expected that the Company will generate positive cash flow from operations for at least the next several years. As a result, substantial additional equity or debt financing may be required to fund our activities. We cannot assure you that we will be able to consummate any such financing on favorable terms, if at all, or that such financing will be adequate to meet capital requirements. Any additional equity financing could result in substantial dilution to stockholders, and debt financing, if available, may involve restrictive covenants which preclude the Company from making distributions to stockholders and taking other actions beneficial to stockholders. If adequate funds are not available, the Company may be required to delay or reduce the scope of its drug development program or attempt to continue development by entering into arrangements with collaborative partners or others that may require the Company to relinquish some or all of its rights to proprietary drugs. The inability to fund its capital requirements would severely limit the Company's ability to continue its research and development projects.

THE COMPANY IS NOT CERTAIN THAT IT WILL BE SUCCESSFUL IN THE DEVELOPMENT OF ITS DRUG CANDIDATES.


         The successful development of any new drug is highly uncertain and is subject to a number of significant risks. Our drug candidates, which are in a development stage, require significant, time-consuming and costly development, testing and regulatory clearance. This process typically takes several years and can require substantially more time. Risks include, among others, the possibility that a drug candidate will (i) be found to be ineffective or unacceptably toxic, (ii) have unacceptable side effects, (iii) fail to receive necessary regulatory clearances, (iv) not achieve broad market acceptance, (v) be subject to competition from third parties who may market equivalent or superior products, or (vi) be affected by third parties holding proprietary rights that will preclude the Company from marketing a drug product. There can be no assurance that the development of drug candidates will demonstrate the efficacy and safety of a drug candidate as a therapeutic drug, or, even if demonstrated, that there will be sufficient advantages to its use over other drugs or treatments so as to render the drug product commercially viable. In the event that the Company is not successful in developing and commercializing one or more drug candidates, investors are likely to realize a loss of their entire investment.

THE COMPANY WILL FACE INTENSE COMPETITION FROM OTHER COMPANIES IN THE PHARMACEUTICAL INDUSTRY.

         The Company is engaged in a segment of the pharmaceutical industry that is highly competitive and rapidly changing. If successfully developed and approved, any of the Company's drug candidates will likely compete with several existing therapies. In addition, other companies are pursuing the development of pharmaceuticals that target the same diseases as are targeted by the drugs being developed by the Company. The Company anticipates that it will face intense and increasing competition in the future as new products enter the market and advanced technologies become available. We cannot assure you that existing products or new products developed by competitors will not be more effective, or more effectively marketed and sold than those by the Company. Competitive products may render the Company's drugs obsolete or noncompetitive prior to the Company's recovery of development and commercialization expenses.

         Potential competition for CoFactor is difficult to quantify at this time. CoFactor is designed to enhance the performance of the Cancer Chemotherapy drug 5-FU (as described under Item 1 above). For colorectal cancer applications, which is our intended target market for CoFactor at this time, there are products which could be considered indirect competition, and we know of no direct competition to CoFactor as of the present time. Such indirect competition would come from leucovorin manufacturers, such as Astra Pharmaceuticals, Inc. and GlaxoSmithKline, which are large pharmaceutical companies, Immunex Corporation, which is a biotech company and generic manufacturers such as Roxane Laboratories and Elkins-Sin, Inc. Since CoFactor will work synergistically with other key drugs such as CPT-ll, manufactured by Pharmacia & Upjohn, and because CoFactor has a different mode of action than CPT-11, we believe CoFactor will be useful with 5-FU drugs that are now manufactured by approximately 40 different branded or generic pharmaceutical manufacturers. However, we cannot rule out the possibility that there may be other directly competitive drugs available by the time CoFactor is able to obtain market approval.

         Competition for Selone, the Company's other anticancer agent, could arise from anticancer agents that are manufactured by pharmaceutical companies such as Bristol Myers Squibb, with its Cisplatin and carboplatin drugs, which are platinating agents, other anti-cancer drugs, such as Vinblastine, and Vincristine from Eli Lilly or Methotrexate from Lederle.

         Competition in the HIV/AIDS area is focused on drugs that are used in combination regimens to fight HIV progression to AIDS by suppressing the viral load. These drugs, such as Abacavir, Acyclovir, Amprenavir, 3TC, AZT and Valcyclovir, marketed by GlaxoSmithKline, or d4T and ddI marketed by Bristol Myers Squibb, are only a few of the approximately 20 different drugs approved by the FDA for HIV therapy. They are all sold by large pharmaceutical companies.

         Competition for Thiovir for treatment of HPV infection consists of topical creams, made from plant extracts, or surgical methods for removal of genital warts caused by HPV.

         Many of our competitors have significantly greater financial, technical and human resources and will likely be better equipped to develop, manufacture and market products. In addition than the Company, many of these competitors have extensive experience in preclinical testing and clinical trials, obtaining FDA and other regulatory approvals and manufacturing and marketing pharmaceutical products. A number of these competitors also have products that have been approved or are in late-stage development and operate large, well-funded research and development programs. Smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large pharmaceutical and biotechnology companies. Furthermore, academic institutions, government agencies and other public and private research organizations are becoming increasingly aware of the commercial value of their inventions and are actively seeking to commercialize the technology they have developed. Accordingly, competitors may succeed in commercializing products more rapidly or effectively than the Company, which could drastically reduce the extent of the market for our products.

THERE IS NO ASSURANCE THAT THE COMPANY'S PRODUCTS WILL HAVE MARKET ACCEPTANCE.

         The success of the Company will depend in substantial part on the extent to which a drug product achieves market acceptance. The degree of market acceptance will depend upon a number of factors, including (i) the receipt and scope of regulatory approvals, (ii) the establishment and demonstration in the medical community of the safety and efficacy of a drug product, (iii) the product's potential advantages over existing treatment methods and (iv) reimbursement policies of government and third party payors. We cannot predict or guarantee that physicians, patients, healthcare insurers or maintenance organizations, or the medical community in general, will accept or utilize any drug product of the Company.

THERE IS UNCERTAINTY AS TO THE AVAILABILITY AND AMOUNTS OF HEALTH CARE REIMBURSEMENT.

         The Company's ability to commercialize its technology successfully will depend in part on the extent to which reimbursement for the costs of such products and related treatments will be available from government health administration authorities, private health insurers and other third-party payors. Significant uncertainty exists as to the reimbursement status of newly-approved medical products. The Company cannot guarantee that adequate third-party insurance coverage will be available for the Company to establish and maintain price levels sufficient for realization of an appropriate return on its investments in developing new therapies. Government, private health insurers, and other third-party payors are increasingly attempting to contain health care costs by limiting both coverage and the level of reimbursement for new therapeutic products approved for marketing by the FDA. Accordingly, even if coverage and reimbursement are provided by government, private health insurers, and third-party payors for uses of the Company's products, the market acceptance of these products would be adversely affected if the amount of reimbursement available for the use of the Company's therapies proved to be unprofitable for health care providers.

UNCERTAINTIES RELATED TO HEALTH CARE REFORM MEASURES MAY AFFECT THE COMPANY'S SUCCESS.

         There have been a number of federal and state proposals during the last few years to subject the pricing of health care goods and services, including prescription drugs, to government control and to make other changes to U.S. health care system. It is uncertain which legislative proposals will be adopted or what actions federal, state, or private payors for health care treatment and services may take in response to any health care reform proposals or legislation. The Company cannot predict the effect which any future health care reforms may have on its business, and such reforms could limit coverage or reimbursement for claims of patients receiving therapies based on the Company's products.

FURTHER TESTING OF OUR DRUG CANDIDATES WILL BE REQUIRED AND THERE IS NO ASSURANCE OF FDA APPROVAL.

         The FDA and comparable agencies in foreign countries impose substantial requirements upon the introduction of medical products, through lengthy and detailed laboratory and clinical testing procedures, sampling activities and other costly and time-consuming procedures. Satisfaction of these requirements typically takes several years or more and varies substantially based upon the type, complexity, and novelty of the product.

         The effect of government regulation and the need for FDA approval may be to delay marketing of new products for a considerable period of time, to impose costly procedures upon the Company's activities, and to provide an advantage to larger companies that compete with the Company. There can be no assurance that FDA or other regulatory approval for any products developed by the Company will be granted on a timely basis or at all. Any such delay in obtaining, or failure to obtain, such approvals would materially and adversely affect the marketing of any contemplated products and the ability to earn product revenue. Further, regulation of manufacturing facilities by state, local, and other authorities is subject to change. Any additional regulation could result in limitations or restrictions on the Company's ability to utilize any of its technologies, thereby adversely affecting the Company's operations.

         Human pharmaceutical products are subject to rigorous preclinical testing and clinical trials and other approval procedures mandated by the FDA and foreign regulatory authorities. Various federal and foreign statutes and regulations also govern or influence the manufacturing, safety, labeling, storage, record keeping and marketing of pharmaceutical products. The process of obtaining these approvals and the subsequent compliance with appropriate U.S. and foreign statutes and regulations are time-consuming and require the expenditure of substantial resources. In addition, these requirements and processes vary widely from country to country.

         Among the uncertainties and risks of the FDA approval process are the following: (i) the possibility that studies and clinical trials will fail to prove the safety and efficacy of the drug, or that any demonstrated efficacy will be so limited as to significantly reduce or altogether eliminate the acceptability of the drug in the marketplace, (ii) the possibility that the costs of development, which can far exceed the best of estimates, may render commercialization of the drug marginally profitable or altogether unprofitable, and (iii) the possibility that the amount of time required for FDA approval of a drug may extend for years beyond that which is originally estimated. In addition, the FDA or similar foreign regulatory authorities may require additional clinical trials, which could result in increased costs and significant development delays. Delays or rejections may also be encountered based upon changes in FDA policy and the establishment of additional regulations during the period of product development and FDA review. Similar delays or rejections may be encountered in other countries.

THE COMPANY'S SUCCESS WILL BE DEPENDENT ON LICENSES AND PROPRIETARY RIGHTS IT RECEIVES FROM OTHER PARTIES, AND ON ANY PATENTS IT MAY OBTAIN.

         Our success will depend in large part on the ability of the Company and its licensors to (i) maintain license and patent protection with respect to their drug products, (ii) defend patents and licenses once obtained, (iii) maintain trade secrets, (iv) operate without infringing upon the patents and proprietary rights of others and (iv) obtain appropriate licenses to patents or proprietary rights held by third parties if infringement would otherwise occur, both in the U.S. and in foreign countries. The Company has obtained licenses to patents and other proprietary rights from M.D. Anderson and from USC.

         The patent positions of pharmaceutical companies, including those of the Company, are uncertain and involve complex legal and factual questions. There is no guarantee that the Company or its licensors have or will develop or obtain the rights to products or processes that are patentable, that patents will issue from any of the pending applications or that claims allowed will be sufficient to protect the technology licensed to the Company. In addition, we cannot assure you that any patents issued to or licensed by the Company will not be challenged, invalidated, infringed or circumvented, or that the rights granted thereunder will provide competitive disadvantages to the Company.

         Litigation, which could result in substantial cost, may also be necessary to enforce any patents to which the Company has rights, or to determine the scope, validity and unenforceability of other parties' proprietary rights, which may affect the rights of the Company. U.S. patents carry a presumption of validity and generally can be invalidated only through clear and convincing evidence. There can be no assurance that the Company's licensed patents would be held valid by a court or administrative body or that an alleged infringer would be found to be infringing. The mere uncertainty resulting from the institution and continuation of any technology-related litigation or interference proceeding could hinder future financing efforts and delay clinical development efforts by the Company pending resolution of the disputed matters.

         The Company may also rely on unpatented trade secrets and know-how to maintain its competitive position, which it seeks to protect, in part, by confidentiality agreements with employees, consultants and others. There can be no assurance that these agreements will not be breached or terminated, that the Company will have adequate remedies for any breach, or that trade secrets will not otherwise become known or be independently discovered by competitors.

THE COMPANY'S LICENSE AGREEMENTS CAN BE TERMINATED IN THE EVENT OF A BREACH.

         The license agreements pursuant to which the Company has licensed its core technologies for its potential drug products permit the licensors, respectively M.D. Anderson and USC, to terminate the agreement under certain circumstances, such as the failure by the licensee to use its reasonable best efforts to commercialize the subject drug or the occurrence of any other uncured material breach by the licensee. The license agreements also provide that the licensor is primarily responsible for obtaining patent protection for the technology licensed, and the licensee is required to reimburse it for the costs it incurs in performing these activities. The license agreements also require the payment of specified royalties. Any inability or failure to observe these terms or pay these costs or royalties could result in the termination of the applicable license agreement in certain cases. The termination of a significant license agreement would require the Company to adjust and/or change its business plan.

THE COMPANY'S SUCCESS IS DEPENDENT ON ITS KEY PERSONNEL.

         The Company is dependent on a small management group and on independent researchers, some of whom are inventors of the patents licensed to the Company for core technologies and drugs developed at M.D. Anderson and USC, respectively. Scientific personnel may from time to time serve as consultants to the Company and may devote a portion of their time to the Company's business, as well as continue to devote substantial time to the furtherance of the Company's sponsored research at M.D. Anderson, USC and other affiliated institutions as may be agreed to in the future, but such personnel are not employees of the Company and are not bound under written employment agreements. The services of such persons are important to the Company, and the loss of any of these services may adversely affect the Company.

         In addition, to develop and commercialize future drug products, the Company may need to hire and retain a number of additional highly qualified and experienced management, scientific personnel, consultants and advisors. The ability to attract and retain qualified personnel will be critical to the success of the Company. Competition for qualified individuals is intense, and the Company will face competition from numerous pharmaceutical and biotechnology companies, universities and other research institutions. There can be no assurance that the Company will be able to attract and retain such individuals on acceptable terms or at all, and the failure to do so would have a material adverse effect on the Company.

         If the Company were to lose the services of its current biomedical researchers, we believe such services could be replaced by other independent researchers available in the San Diego and Houston areas, which have substantial biomedical research facilities and personnel. In addition, much of the research already conducted on CoFactor has been published in peer-review scientific journals and is therefore available to successor research personnel. However, the replacement process, if necessary, could cause delays in development and clinical trial work.

THERE IS NO SALES AND MARKETING CAPABILITY AT THE PRESENT TIME.

         The Company does not have marketing or sales personnel. The Company will have to develop a sales force, or rely on marketing partners or other arrangements with third parties for the marketing, distribution and sale of any drug product which is ready for distribution. There is no guarantee that the Company will be able to establish marketing, distribution or sales capabilities or make arrangements with third parties to perform those activities on terms satisfactory to the Company, or that any internal capabilities or third party arrangements will be cost-effective.

         In addition, any third parties with which the Company may establish marketing, distribution or sales arrangements may have significant control over important aspects of the commercialization of a drug product, including market identification, marketing methods, pricing, composition of sales force and promotional activities. There can be no assurance that the Company will be able to control the amount and timing of resources that any third party may devote to the products of the Company or prevent any third party from pursuing alternative technologies or products that could result in the development of products that compete with, and/or the withdrawal of support for, the products of the Company.

THERE ARE NO MANUFACTURING CAPABILITIES.

         The Company will not have any manufacturing capacity. When required, the Company will seek to establish relationships with third-party manufacturers for the manufacture of clinical trial material and the commercial production of a drug product just as it has with Eprova, AG and Clinalfa AG. There can be no assurance that the Company will be able to establish relationships with third-party manufacturers on commercially acceptable terms or that third-party manufacturers will be able to manufacture a drug product on a cost-effective basis in commercial quantities under good manufacturing practices mandated by the FDA.

         The dependence upon third parties for the manufacture of products may adversely affect future costs and the ability to develop and commercialize a drug product on a timely and competitive basis. Further, there can be no assurance that manufacturing or quality control problems will not arise in connection with the manufacture of the drug product or that third party manufacturers will be able to maintain the necessary governmental licenses and approvals to continue manufacturing such products. Any failure to establish relationships with third parties for its manufacturing requirements on commercially acceptable terms would have a material adverse effect on the Company.

THE COMPANY DOES NOT HAVE ITS OWN RESEARCH FACILITIES AND WILL BE DEPENDENT ON THIRD PARTIES FOR DRUG DEVELOPMENT.

         The Company does not have its own research and development facilities and engages consultants and independent contract research organizations to design and conduct clinical trials in connection with the development of a drug. As a result, these important aspects of a drug's development will be outside the direct control of the Company. In addition, there can be no assurance that such third parties will perform all of their obligations under arrangements with the Company or will perform those obligations satisfactorily.

THERE IS NO PRODUCT LIABILITY INSURANCE AND IT IS UNCERTAIN THAT SUCH INSURANCE CAN BE OBTAINED.

         The business of the Company will expose it to potential product liability risks that are inherent in the testing, manufacturing and marketing of pharmaceutical products. There can be no assurance that product liability claims will not be asserted against the Company. The Company intends to obtain limited product liability insurance for its clinical trials when they begin in the U.S. and to expand its insurance coverage if and when the Company begins marketing commercial products. However, there can be no assurance that the Company will be able to obtain product liability insurance on commercially acceptable terms or that the Company will be able to maintain such insurance at a reasonable cost or in sufficient amounts to protect against potential losses. A successful product liability claim or series of claims brought against the Company could impact both the reputation and the financial resources of the Company.

THE MARKET PRICE OF OUR SHARES IS VOLATILE.

         Market prices for the Company's Common Stock and the securities of other medical and biomedical technology companies have been volatile. Factors such as announcements of technological innovations or new products by the Company or its competitors, government regulatory action, litigation, patent or proprietary rights developments, and market conditions for medical and high technology stocks in general can have a significant impact on any future market for the Common Stock.

WE ARE NOT PAYING DIVIDENDS ON OUR COMMON STOCK.

         The Company has never paid cash dividends on Common Stock, and does not intend to do so in the foreseeable future.

THE ISSUANCE OF THE SHARES OF PREFERRED STOCK IN THE FUTURE MAY AFFECT COMMON STOCK.

         The Company has previously issued shares of Series A Convertible Preferred Stock to overseas investors. In addition, the Board of Directors is authorized, without action by the stockholders, to issue other shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. Although no such issuance is currently planned, the effect of such issuance in the future may (i) restrict dividends on Common Stock, (ii) dilute the voting power of Common Stock, (iii) impair the liquidation rights of the Common Stock, and (iv) delay or prevent a change in control without further action by the stockholders.

UNDER PROVISIONS OF THE COMPANY'S CERTIFICATE OF INCORPORATION, BYLAWS AND DELAWARE LAW, THE COMPANY'S MANAGEMENT MAY BE ABLE TO BLOCK OR IMPEDE A CHANGE IN CONTROL.

         The Company's Certificate of Incorporation authorizes the Board of Directors (the "Board") to issue shares of undesignated preferred stock without stockholder approval on such terms as the Board may determine. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any such preferred stock that may be issued in the future. Moreover, the issuance of preferred stock may make it more difficult for a third party to acquire, or may discourage a third party from acquiring, a majority of the voting stock. These and other provisions of the Certificate of Incorporation and the by-laws, as well as certain provisions of Delaware law, could delay or impede the removal of incumbent directors and could make more difficult a merger, tender offer or proxy contest involving a change of control of the Company, even if such events could be beneficial to the interest of the stockholders as a whole. Such provisions could limit the price that certain investors might be willing to pay in the future for the Common Stock.

OFFICERS' AND DIRECTORS' LIABILITIES ARE LIMITED UNDER DELAWARE LAW.

         Pursuant to the Company's Certificate of Incorporation and by-laws, as authorized under applicable Delaware law, directors are not liable for monetary damages for breach of fiduciary duty, except in connection with a breach of the duty of loyalty, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for dividend payments or stock repurchases illegal under Delaware law or for any transaction in which a director has derived an improper personal benefit. The Certificate of Incorporation and by-laws provide that the Company must indemnify its officers and directors to the fullest extent permitted by Delaware law for all expenses incurred in the settlement of any actions against such persons in connection with their having served as officers or directors.

THE EFFECT OF ADDITIONAL OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES COULD DEPRESS THE PRICE OF OUR STOCK.

         As of September 30, 2001, there were outstanding options and warrants for the purchase of an aggregate of 3,072,078 shares of Common Stock at various exercise prices. In addition, the Company's Series A Convertible Preferred Stock is convertible into a total of 800,000 shares of Common Stock at the election of the holder. Assuming that all options and warrants were exercised and that all of the Series A Preferred Stock was converted, a total of 3,872,078 additional shares of Common Stock would be issued, for which the Company would receive aggregate cash proceeds of approximately $3,309,318. After various holding period requirements under Rule 144 of the Securities and Exchange Commission were satisfied, the holders of such shares would be entitled to sell such shares in the public market, assuming a public market for the Company's shares were then available. The public sale of such significant amounts of shares could adversely affect the prevailing price of Common Stock in the market and could seriously impair the Company's ability to raise capital through subsequent securities offerings.

ITEM 3.  DESCRIPTION OF PROPERTY

         The Company's principal office is located at 9948 Hibert St., Suite 100 in San Diego, California, and consists of 1,553 square feet. The office is occupied under a three-year lease expiring on January 14, 2004, at a rental of $33,600 per year.

         The Company also has an office handling administration and finance, at 333 N. Sam Houston Parkway, Suite 1035, Houston, Texas, which consists of approximately 800 square feet.

The lease on this office expired as of October 31, 2001, and the Company has entered into a month-to-month lease arrangement at $19.00 per square foot. We believe the Company could easily find comparable space should the Company need to or want to vacate this office.

         Our research and development activities are conducted mainly on the premises of M.D. Anderson, USC and Sahlgrenska University Hospital, pursuant to the terms of sponsored research arrangements.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth information known to the Company regarding beneficial ownership of the Common Stock of the Company as of September 30, 2001, of (i) each person who is known to the Company to own of record or beneficially more than five percent (5%) of such Common Stock, (ii) each director and executive officer of the Company (including Biokeys, Inc.) and
(iii) all directors and executive officers of the Company (including Biokeys, Inc.) as a group. All share amounts shown here and elsewhere in this registration have been adjusted to reflect a reverse stock split of approximately one for 1.9899 in July 2000.


Name and Address of Beneficial Owners                               Number of Shares                  Percent of Class
-------------------------------------                               ----------------                  ----------------
Louis R. Reif                                                               201,010(1)                           1.38%
c/o Biokeys Pharmaceuticals, Inc.
333 N. Sam Houston Pkwy, Suite 1035
Houston, Texas 77060

Warren C. Lau                                                               885,797(2)                           6.07%
c/o Biokeys Pharmaceuticals, Inc.
333 N. Sam Houston Pkwy, Suite 1035
Houston, Texas  77060

Nicholas Jon Virca                                                          476,693(3)                           3.27%
c/o Biokeys Pharmaceuticals, Inc.
9948 Hibert Street, Suite 100
San Diego, CA 92131

Robert D. Whitworth                                                          50,205                              0.52%
c/o Biokeys Pharmaceuticals, Inc.
333 N. Sam Houston Pkwy, Suite 1035
Houston, Texas 77060

Francis E. O'Donnell, Jr., M.D.                                           1,323,646(4)                           9.07%
709 The Hamptons Lane

----------
      (1) Does not include a total of 703,536 shares held by the adult children of Mr. Reif, as trustees of family trusts, as to which Mr.Reif disclaims any voting power or beneficial ownership.

      (2) Includes 6,000 shares held by Mr. Lau as custodian for his minor children, as to which he has voting power but disclaims any beneficial ownership.

      (3) Includes currently exercisable warrants for the purchase of 144,435 shares.


Name and Address of Beneficial Owners                               Number of Shares                  Percent of Class
-------------------------------------                               ----------------                  ----------------
Town & Country, Missouri 63017

Thomas DePetrillo                                                           957,922(5)                           6.57%
988 Centerville Road
Warwick, Rhode Island 02886

Matthew Balk                                                                976,275(6)                           6.69%
245 Park Avenue, 44th Floor
New York, NY 10167

M. Ross Johnson, Ph.D.                                                      502,538(7)                           3.45%
53524 Bickett Street
Chapel Hill, North Carolina 27514

Jonnie R. Williams                                                        1,072,085                              7.35%
1 Starwood Lane
Manakin Sabot, VA 23103

All directors and executive officers of the                               3,465,064                             23.75%
Company (including the directors and
executive officers of Biokeys, Inc.) as a
group (6 persons)


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         The Board of Directors of Biokeys Pharmaceuticals, Inc. is presently composed of Louis R. Reif, Warren C. Lau, and Robert D. Whitworth. Directors generally serve for one-year terms and until successors are duly elected and qualified.

         The Board of Directors of our subsidiary, Biokeys, Inc., is comprised of M. Ross Johnson, Ph.D., Nicholas Jon Virca, Francis E. O'Donnell, Jr., M.D., and Louis R. Reif.

         The directors and executive officers of each of Biokeys
Pharmaceuticals, Inc. and Biokeys, Inc., and their respective positions and ages as of June 30, 2001, are as follows:

----------
      (4) Includes shares held by family trust and children, as to which Dr. O'Donnell has voting power but disclaims any beneficial interest.

      (5) Includes warrants held by Mr. DePetrillo to purchase 366,430 shares, currently exercisable, and shares held by family members. Mr. DePetrillo has voting power but disclaims any beneficial interest as to such family-owned shares.

      (6) Does not include other shares held by certain adult relatives of Mr. Balk, as to which he disclaims any voting power or beneficial ownership.

      (7) Represents currently exercisable warrants.


NAME                                        AGE               POSITION
-----------------------------------------------------------------------------------------------------------------

Louis R. Reif                               78                Chairman, Chief Executive Officer and
                                                              Director of Biokeys Pharmaceuticals, Inc.;
                                                              Director and Secretary of Biokeys, Inc.

Nicholas Jon Virca                          54                President, Chief Executive Officer and
                                                              Director of Biokeys, Inc.

Warren C. Lau                               48                President, Chief Financial Officer and
                                                              Director of Biokeys Pharmaceuticals, Inc.;
                                                              Chief Financial Officer of Biokeys, Inc.

M. Ross Johnson, Ph.D.                      56                Chairman and Director of Biokeys, Inc.

Francis E. O'Donnell, Jr. M.D.              52                Director of Biokeys, Inc.

Robert D. Whitworth                         48                Director and Secretary of Biokeys
                                                              Pharmaceuticals, Inc.


LOUIS R. REIF is a co-founder of Biokeys Pharmaceuticals, Inc. and has served as its Chief Executive Officer and Chairman and as a member of its Board of Directors since 1996. From 1952 to 1993, Mr. Reif was associated with National Fuel Gas Company, a U.S. natural gas company listed on the New York Stock Exchange. He served as Vice President from 1958 to 1974, President and Chief Executive Officer from 1974 to 1988, a Director from 1966 to 1993, and Chairman of the Board from 1980 to 1993. In 1989, Mr. Reif served as Chief Operating Officer and a Director of Delaware North Companies, a large privately-held company operating food concession businesses at major sports arenas in the U.S. He has served as past Chairman of the American Gas Association and Chairman of the 17th World Gas Conference of the International Gas Union. He is a Trustee-emeritus of the State University of New York. Mr. Reif received a B.A. degree from the University of Buffalo and a J.D. degree from the University of Michigan.

NICHOLAS JON VIRCA has served as President, and a Director of Biokeys, Inc., the Company's wholly-owned subsidiary, since March 1997, becoming Chief Executive Officer in March 2000. From 1991 to 1997, he served as Vice President of Operations, and as a director from 1997 to 1998, of Diametrix Detectors, Inc., a privately-held immunosensor company which he co- founded and which focused on detection of narcotics using monoclonal antibodies. From 1991 to 1994, Mr. Virca also served as Vice President, Business Operations, of IRT Corporation, a publicly-traded company that specialized in x-ray inspection and imaging systems for industrial and security applications. In addition, from 1994 to 1997, Mr. Virca served as Business Unit Manager, Security Products, for Nicolet Imaging Systems, a company that purchased substantially all of IRT's assets in 1994. His earlier employment includes key marketing and general management positions with Fisher Scientific, Damon Biotech, Promega Corporation, the Ortho Division of Johnson & Johnson and the Ross Division of Abbott Laboratories, during which he participated in the commercialization of numerous prescription and OTC pharmaceuticals and biotherapeutic and diagnostic reagents. Mr. Virca received a B.A. degree in biology from Youngstown State University.

WARREN C. LAU is the co-founder of Biokeys Pharmaceuticals, Inc. and has served as its President and as a member of its Board of Directors from June 1996, and Chief Financial Officer of Biokeys, Inc., the Company's wholly-owned subsidiary, since the merger. From November 1997 to September 1998, Mr. Lau served as a director of Immune Complex Corporation and Synthetic Genetics, Inc., privately-held biotechnology companies with which the Company was affiliated during such period. From 1986 to 1996, Mr. Lau was a registered representative of Josephthal, Lyons and Ross, an investment banking and brokerage firm, where he was involved with the underwriting of biotechnology issues.

M. ROSS JOHNSON, PH.D. serves as Chairman and a Director of Biokeys, Inc. From 1996 to 1999, he was President, Chief Executive Officer and member of the Board of Directors of Trimeris, Inc., and, from 1995 to 1996, served as its Chief Scientific Officer and Vice President of Research and Development. Trimeris is engaged in the development of fusion inhibitor technology for antivirals to treat HIV infection. Prior to his service with Trimeris, Dr. Johnson was President and CEO of Parnassus Pharmaceuticals and Vice President of Chemistry at the Glaxo, Inc. Research Institute in North Carolina, where he was part of the original scientific founding team. Earlier, he served in key scientific and research management positions with Pfizer Central Research. He is Adjunct Professor of Chemistry and Adjunct Professor of Medicinal Chemistry at the University of North Carolina at Chapel Hill. He has authorized or participated in numerous patents, scientific publications and scientific and medical presentations. Dr. Johnson received his B.S. degree in chemistry from the University of California at Berkeley and a Ph.D. degree in organic chemistry from the University of California at Santa Barbara.

FRANCIS E. O'DONNELL, JR., M.D. has served as a director of Biokeys, Inc. (including its predecessor) since1996. He is founder and Managing Partner of Hopkins Capital Group, LLC, a biotech business development company. In his role as Managing Partner for the Hopkins Capital Group, he is actively involved in the management of the portfolio companies: APP Specialty Pharmacy, Photo Vision Pharmaceuticals, BioDelivery Sciences International, Inc., RetinaPharma, Inc., Pen2Net, Inc. and Sublase, Inc. Dr. O'Donnell is the Founder and Managing Partner of Hopkins Biotech Development Corporate (HBDC) which provides biotech company advertising. Dr. O'Donnell has published over 30 peer-reviewed scientific articles and he has been awarded 22 U.S. patents. He is a 1975 graduate of the Johns Hopkins School of Medicine and former a Professor and Chairman, Department of Opthamology at the St. Louis University School of Medicine in St. Louis, Missouri.

ROBERT D. WHITWORTH has served as a director of Biokeys Pharmaceuticals, Inc. since August, 1998. Mr. Whitworth began his business career in 1976 with Charles Martin, Inc., a petroleum inspection company, and ultimately served as Chief Chemist for Europe, Africa, and the Middle East. In 1979, Mr. Whitworth became Vice President, Logistics and Quality Control, at Hydrocarbon Trading and Transport, Inc., a Houston, Texas, company, which at the time was the largest private supplier of jet fuel in the U.S. From 1989 to 1994, Mr. Whitworth was a Vice President of Croydon Resources, Inc., a provider of crude oil and refined petroleum products for refinery processing. From 1994 to the present, Mr. Whitworth has served as Manager of International Fuel Sales and Operations for Mercury Group, Inc., a jet fuel supplier for the airline industry. Mr. Whitworth is the holder of 22 U.S. and international patents in chemical and petroleum engineering, and is a member of the American Chemical Society, the American

Society for Testing and Materials and the International Standards Association. Mr. Whitworth holds a B.S. degree in Chemistry from Southern Methodist University.


ITEM 6.  EXECUTIVE COMPENSATION

         The following table sets forth the compensation paid to each executive officer of Biokeys Pharmaceuticals, Inc. and Biokeys, Inc., for each of the three fiscal years ended December 31, 2000:


                         Annual Compensation                                      Awards                Payouts
                                                                                                                      (i)
(a)                        (b)        (c)          (d)         (e)          (f)            (g)            (h)

Name                      Year       Salary       Bonus       Other      Restricted     Securities       LTIP         All
and                                   ($)          ($)       Annual        Stock        Underlying      Payouts      Other
Principal                                                     Compe       Award(s)       Options/         ($)       Compen-
Position                                                     nsation        ($)          SARs (#)                    sation
                                                               ($)                                                    ($)
Nicholas Jon Virca      2000       30,000(1)
President & CEO         1999
Biokeys, Inc.           1998

Warren C. Lau           2000      114,000
President               1999      114,000       5,000
Biokeys                 1998       94,000       5,000
Pharmaceuticals,
Inc.

Louis R. Reif (2)

Notes:   (1) Includes salary only for the last quarter of 2000, during which
             Biokeys, Inc. was a subsidiary.

         (2) Mr. Reif has not been paid compensation, but is reimbursed for actual expenses.

                         EXECUTIVE EMPLOYMENT AGREEMENTS

         The Company has an employment agreement with Warren C. Lau, President of Biokeys Pharmaceuticals, Inc., expiring November 30, 2002. The agreement provides for an annual salary of $114,000, plus cost-of-living increases based on percentage changes in the Consumer Price Index. In the event of a change of control of the Company and a related termination of the employment agreement, Mr. Lau will be entitled to a severance payment equal to one year's salary.

         Nicholas Jon Virca, the President and Chief Executive Officer of Biokeys, Inc., does not presently have an employment agreement. He receives a salary of $120,000 per year.

         The Company provides health and life insurance coverage for Messrs. Virca and Lau.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Warren C. Lau, a founder, stockholder, officer and director of Biokeys Pharmaceuticals Inc., is party to an executive employment agreement providing for a salary of $114,000 per year. Nicholas Jon Virca, an officer and director of Biokeys, Inc. and a stockholder of the Company, is paid a salary of $120,000. (See Item 6 above).

         Louis R. Reif, a founder, stockholder, officer and director of Biokeys Pharmaceuticals, Inc., is not compensated for his service for the Company, but receives reimbursement of actual expenses incurred in performing services for the Company, including attending meetings and undertaking business trips for the Company. Directors who are not executive officers of the Company are similarly reimbursed, but are not paid a salary.

         M. Ross Johnson, a Director and Chairman of Biokeys, Inc., has provided consulting services to the Company from time to time. In consideration of such services, the Company issued warrants to Dr. Johnson in 1999 for the purchase of up to 502,528 shares of Common Stock. From time to time, the Company has also paid Dr. Johnson cash consulting fees which amounted to $15,000 in the aggregate as of December 31, 2000.

         Matthew Balk, a principal stockholder of the Company, is affiliated with H.C. Wainwright & Co., Inc., a brokerage and investment banking firm. H.C. Wainwright & Co., Inc. represented the Company in its merger arrangements with Biokeys, Inc., for which the Company agreed to issue 150,000 shares of Common Stock in payment of such services.

         In connection with the Merger Agreement, the directors of BioQuest, Inc. and Biokeys, Inc. authorized the issuance of warrants (referred to as the "Incentive Warrants") for the purchase of an aggregate of 229,482 shares of Common Stock at an exercise price of $0.49 per share. These Incentive Warrants constituted a portion of the total number of warrants which were permitted to be outstanding for the combined companies under the terms of the Merger Agreement. The Incentive Warrants were not initially assigned to specific individuals, but were issued to the Company's directors and its counsel, to be held under the terms of an Escrow Agreement which provided for the directors to designate, from time to time, employees, officers, consultants, directors and others whose present or future services were deemed to be of substantial benefit to the Company and who would become recipients of the Incentive Warrants. As of September 30, 2001, none of such Incentive Warrants had been assigned to any individuals. Because the Incentive Warrants had not been so assigned by the directors, they were not recorded in the Company's financial statements through September 30, 2001, but will be recorded in the future when an award is made to a specific recipient.

ITEM 8.  DESCRIPTION OF SECURITIES

         The authorized capital stock of Biokeys Pharmaceuticals, Inc. consists of 1,000,000 shares of Preferred Stock, $0.01 par value, and 50,000,000 shares of Common Stock, $0.001 par value.

                                 PREFERRED STOCK

         Our Board of Directors is authorized, without action by the stockholders, to issue preferred stock in one or more series. In the year 2000, we issued 3,200 shares of Series A 8% Convertible Preferred Stock, which are currently outstanding, to three investors in an overseas private placement offering under Regulation S promulgated by the Securities and Exchange Commission.

SERIES A 8% CONVERTIBLE PREFERRED STOCK (referred to as the "Preferred Stock")

                  DIVIDEND RIGHTS. Holders of shares of Preferred Stock are entitled to receive, when, as and if declared by the Company's Board of Directors out of earnings at the time legally available therefor, dividends at the annual rate of 8% per share, payable semi- annually on June 30 and December 31, pro-rated to the date of original issuance of the shares. Dividends are cumulative and will be payable to holders of record as they appear on our stock books on such record dates as are fixed by the Board of Directors. At the election of the holder, such dividends will be payable in shares and fractional shares of Preferred Stock, valued for this purpose at the rate of $1,000 per share.

                  LIQUIDATION PREFERENCE. Upon any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the Preferred Stock will have preference and priority over the Common Stock of the Company for payment, out of the assets of the Company or proceeds thereof available for distribution to shareholders, of the sum of $1,000 per share plus all cumulative dividends payable and unpaid thereon to the date of such distribution.

                  CONVERSION: The shares of Preferred Stock have the following conversion rights:

                  (i) The Preferred Stock is convertible into Common Stock at the election of the holder. Each share of Preferred Stock is convertible into 250 shares of the Company's Common Stock, which is equal to a conversion price of $4.00 per share.

                  (ii) The conversion price and ratio will be subject to adjustment for subsequent events such as stock splits, recapitalization, and certain financing. In addition, if within two years after issuance the Company sells Common Stock in a private placement or in a underwritten public offering at a price per share which is less than the conversion price, the Company will issue a sufficient number of additional shares of Common Stock to each holder of Preferred Stock so as to reduce the effective conversion price to the level established in such private placement or public offering; PROVIDED, HOWEVER, that (i) such provisions shall not apply to a specified transaction previously pending between the Company and an institutional investor, (ii) such reduced conversion price shall not be less than $2.50 per share, and (iii) such price adjustment provisions shall not apply to an interim financing of $1,000,000 or less.

                  REDEMPTION: The Company may call the Preferred Stock for redemption at any time the closing price of Common Stock remains at a level of at least $8.00 per share for a period of at least 20 consecutive trading days. The redemption price will be equal to the liquidation preference plus accrued and unpaid dividends. Also, at any time beginning after July 1, 2003, the Company may call all or any portion of the outstanding Preferred Stock for redemption on at least 30 days notice, at a redemption price equal to 105% of the liquidation preference of such shares, plus all accrued and unpaid dividends. On the effective date fixed for redemption in the redemption notice, the Preferred Stock will cease to be outstanding but conversion rights will be exercisable up until the effective redemption date.

                  VOTING RIGHTS. The Preferred Stock will have no voting rights, except that the written consent or affirmative vote of the holders of a majority of the outstanding Preferred Stock is required to approve (i) any proposed amendment to the Company's Certificate of Incorporation that would materially alter or change the powers, preferences, or special rights of the Preferred Stock so as to affect the holders adversely, and (ii) any plan of merger or consolidation that contains provisions which, if contained in a proposed amendment to the Company's Certificate of Incorporation, would have entitled the holders of the Preferred Stock to vote, as a class, on the issue.

OTHER SERIES OF PREFERRED SHARES

         Of the remaining authorized but unissued shares of preferred stock, our Board of Directors is authorized, without action by the stockholders, to issue shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges may include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of any series, all or any of which may be greater than the rights of the Common Stock. We have no present plans to issue any new shares of preferred stock.

                                  COMMON STOCK

         The Company's Common Stock consists of 50,000,000 authorized shares of $0.001 par value. As of September 30, 2001 there were 14,906,387 shares of Common Stock outstanding. In addition, the Company had reserved and set aside a total of 3,072,078 shares for issuance upon future exercise of outstanding warrants, and 800,000 shares for issuance upon future conversion of the Company's Series A Convertible Preferred Stock.

         The holders of our Common Stock are entitled to one vote per share held of record on all matters submitted to a vote of the stockholders. Our certificate of incorporation does not provide for cumulative voting in the election of directors. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our Board of Directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, holders of our Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. Holders of our Common Stock have no preemptive or other subscription or conversion rights. There are no redemption or sinking fund provisions applicable to our Common Stock.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

                               MARKET INFORMATION

         Until December 7, 1999, the Common Stock of Biokeys Pharmaceuticals, Inc. (then known as BioQuest, Inc.) was quoted on the National Association of Securities Dealers (NASD) OTC Bulletin Board under the symbol "HIVX". Since that time, our Common Stock has been quoted in the "Pink Sheets". Trading in the "Pink Sheets" takes place on an irregular basis, and liquidity in this trading market may be variable or non-existent. All prices shown have been adjusted to reflect 1 for 1.989949857 reverse stock split in July 2000. When this registration statement becomes effective, the Company intends to reapply for quotation privileges on the OTC Bulletin Board.

         The following represents high and low prices on the OTC Bulletin Board until December 7, 1999 and thereafter in the Pink Sheets, during the last 24 months:


            Quarter Ending                               High                                    Low
            --------------                               ----                                    ---
December 31, 1999                                       $0.736                                  $0.239
March 31, 2000                                          $3.48                                   $0.299
June 30, 2000                                           $3.18                                   $0.995
September 30, 2000                                      $3.90                                   $2.25
December 31, 2000                                       $3.85                                   $2.80
March 31, 2001                                          $5.25                                   $2.75
June 30, 2001                                           $2.90                                   $2.10
September 30, 2001                                      $3.10                                   $2.00

HOLDERS

         The number of record and beneficial holders of our Common Stock as of September 30, 2001 is approximately 600.

TRANSFER AGENT

         Biokeys Pharmaceutical's transfer agent is Interwest Transfer Co., Inc., 1981 East 4800 South, Salt Lake City, UT 84117.

ITEM 2.  LEGAL PROCEEDINGS

         The Company is a defendant in an action entitled Karo Bio USA, Inc. vs. Biokeys Pharmaceuticals, Inc., recently commenced in the United States District Court for the District of Delaware. The action alleges infringement of Karo Bio's federal trademark registration for the name "Biokey," based upon their claimed prior use in connection with a particular Karo Bio product, and the use of "Biokeys" in our Company's name. The plaintiff seeks to prevent us from continuing to use "Biokeys" as part of our name, as well as an unspecified amount of damages.

         The case is at an early stage and no discovery proceedings have yet taken place. Although the Company intends to defend the action vigorously, we have been conducting settlement discussions with the plaintiff and believe that the proceeding may be settled in the near future without monetary liability by either party. We believe that the lawsuit by Karo Bio will not have a material adverse effect on the Company.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         None

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

         From January 1999 to September 30, 2001, the Company issued the following securities which were not registered under the Securities Act of 1933, as amended (the "Securities Act").

         o In November and December 1999, the Company agreed to sell to four accredited investors a total of 678,412 shares of Common Stock at a price of approximately $0.20 per share for a total of $135,000. Each share was accompanied by a warrant to purchase additional shares of Common Stock at an exercise price of $0.40 per share. In March 2000, these warrants were exercised under a cashless exercise provision, resulting in the issuance of 599,066 shares of Common Stock to the warrant holders. This transaction was undertaken pursuant to exemption under Section 4(2) of the Securities Act.

         o From April to June 2000, the Company issued an aggregate of $472,000 principal amount of 8.5% subordinated convertible promissory notes in a private placement offering to approximately 10 accredited investors under Regulation D, made through Company officers and without the assistance of any placement agent. In accordance with the terms of the notes, the principal amounts of the notes and all accrued interest were converted into shares of Common Stock at a conversion price of $1.19 per share, effective as of the consummation of the Company's merger with Biokeys, Inc. which resulted in the issuance of 412,487 restricted shares to the note holders.

         o As of October 2000, the Company issued, pursuant to the exemption contained in Section 4(2) of the Securities Act, a total of approximately 6,999,990 shares of its Common Stock to 38 former stockholders of Biokeys, Inc., in accordance with the terms of the Merger Agreement between BioQuest, Inc. and Biokeys, Inc.

         o In October and November 2000, the Company, agreed to issue, pursuant to the exemption contained in Section 4(2) of the Securities Act, 8,727 shares of Common Stock to a creditor in settlement of certain outstanding obligations of Biokeys, Inc. which preceded the date of consummation of the merger.

         o In August and September 2000, the Company sold a total of 3,200 shares of Series A 8% Convertible Preferred Stock to three overseas investors for a total of $3,200,000, and issued to such investors warrants to purchase 400,000 shares of Common Stock at $5.00 per share. Such sale and issuance were conducted in accordance with Regulation S of the Securities and Exchange Commission.

         o In February 2001, the Company granted 100,000 shares of Common Stock to a consulting firm for financial advisory services to be provided in 2001. Such shares were issued pursuant to the exemption available under Section 4(2) of the Securities Act.

         o In August 2001, two warrant holders exercised warrants through a cashless exercise provision in the warrants. Warrants to purchase a total of 271,758 shares of Common Stock were accordingly exchanged for the issuance of a total of 218,493 shares of Common Stock. This transaction was undertaken pursuant to the exemption available under Section 4(2) of the Securities Act.

         All of the foregoing transactions were undertaken pursuant to written agreements between the Company and the recipients of shares or warrants, which agreements referred specifically or generally to restrictions on transfer under the Securities Act, Regulation S or Regulation D. All certificates for shares and/or warrants contained restrictive legends prohibiting the transfer of same, in the standard form used by the Company for such transactions. The Company's transfer agent was directed in each instance to provide for a "stop transfer" notation in its shareholder records.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         As permitted by Section 102(b) (7) of the Delaware General Corporation Law (the "DGCL"), Biokeys Pharmaceutical's Certificate of Incorporation and By Laws eliminate in certain circumstances the liability of directors of Biokeys Pharmaceuticals for monetary damages for breach of their fiduciary duty as directors. This provision does not eliminate the liability of a director: (i) for breach of the director's duty of loyalty to Biokeys Pharmaceuticals or its stockholders; (ii) for acts or omissions by the director not in good faith or which involve intentional misconduct or a knowing violation of the law; (iii) under Section174 of the DGCL; or (iv) for transactions from which the director derived an improper personal benefit. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission.

         Subsection (a) of Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

         Subsection (b) of Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such a person acted in any of the capacities set forth above, against expenses (including attorney's fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine that despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

         Section 145 of the DGCL further provides that to the extent a director, officer, employee, or agent of a corporation has been successful in the defense of any action, suit, or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue, or matter therein, he shall be indemnified against expenses (including attorney's fees) actually and reasonably incurred by him in connection therewith; that indemnification provided for by Section 145 of the DGCL shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and empowers the corporation to purchase and maintain insurance on behalf of any person acting in any of the capacities set forth in the second preceding paragraph against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities under Section 145 of the DGCL.

         The Company's Bylaws require it, under certain circumstances, to indemnify any person who is or was a director or officer against expense (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any threatened, pending or completed action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of Biokeys Pharmaceuticals and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The Bylaws of the Company also provide that expenses incurred by a director or officer in defending or investigating a threatened or pending action, suit or proceeding shall be paid by the Company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitle to be indemnified by Biokeys Pharmaceuticals as authorized in the Bylaws.

         In addition, the Company has applied for directors' and officers' liability insurance which, if issued, insures against liabilities that directors and officers of Biokeys Pharmaceuticals may incur in such capacities. The risks covered by such policies do not exclude liabilities under the Securities Act.

                                    PART F/S

         The following financial statements are included herein:

         TITLE OF DOCUMENTS

A. FINANCIAL STATEMENTS OF BIOKEYS PHARMACEUTICALS, INC. AND SUBSIDIARY DECEMBER 31, 2000 AND DECEMBER 31, 1999

      PAGE

       1         Independent Auditors' Report
       2         Consolidated Balance Sheets
       3         Consolidated Statements of Operations
       4         Consolidated Statements of Shareholders' Equity (Deficit)
       5         Consolidated Statements of Cash Flows
       6         Notes to Consolidated Financial Statements

B.       FINANCIAL STATEMENTS OF BIOKEYS, INC.
         SEPTEMBER 30, 2000 AND DECEMBER 31, 1999

      PAGE

       1         Independent Auditors' Report
       2         Balance Sheets
       3         Statements of Operations
       4         Statements of Shareholders' Equity (Deficit)
       5         Statements of Cash Flows
       6         Notes to Financial Statements

C. FINANCIAL STATEMENTS OF BIOKEYS PHARMACEUTICALS, INC. AND SUBSIDIARY NINE MONTHS ENDED SEPTEMBER 30, 2001 (UNAUDITED)

      PAGE

       1         Consolidated Balance Sheets
       2         Consolidated Statements of Operations
       3         Consolidated Statements of Cash Flows
       4         Notes to Financial Statements

                                    PART III

ITEM 1.   INDEX TO EXHIBITS

Exhibit                                    DESCRIPTION
Number

2.1 Agreement and Plan of Merger dated May 19, 2000 among BioQuest, Inc.; BioQuest Acquisition Corp.; and Biokeys, Inc.

3.1 Certificate of Amendment of Certificate of Incorporation of BioQuest, Inc. - October 12, 2000

3.2 Certificate of Amendment of Certificate of Incorporation of BioQuest, Inc. - October 12, 2000

3.3 Certificate of Merger of BioQuest Acquisition Corp. into Biokeys, Inc. - October 12, 2000

3.4               Certificate of Incorporation of BioQuest Acquisition Corp. -
                  May 19, 2000

3.6               Amended and Restated Bylaws of Biokeys Pharmaceuticals, Inc.

4.1               Certificate of Designation of BioQuest, Inc. - September 11,
                  2000

10.1* Patent and Technology License Agreement with M.D. Anderson - June, 1996 (Request for confidential treatment of certain data)

10.2* Amendment to M.D. Anderson Licensing Agreement June 15, 2000 (Request for confidential treatment of certain data)

10.3* Option and License Agreement with USC - June 23, 1998 (Co Factor and Selone) (Request for confidential treatment of certain data)

10.4 Amendment to Option and License Agreement with USC dated August 16, 2000 (Co Factor and Selone) (Request for confidential treatment of certain data)

10.5* Option and License Agreement with USC dated August 17, 2000 (Thiovir) (Request for confidential treatment of certain data)

10.6              Employment Agreement with Warren C. Lau

11.1              Statement Regarding Computation of Per Share Earnings

21.1              Subsidiaries of the Registrant

24.1              Powers of Attorney (included on signature pages)

* Refiled with this amendment on Form 10-SB/A

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities and Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 11th day of January, 2002.

                                            BIOKEYS PHARMACEUTICALS, INC.

                                            By: /s/ LOUIS R. REIF
                                                -----------------
                                            Louis R. Reif, Chairman and Chief
                                            Executive Officer

                                            By: /s/ WARREN C. LAU
                                                -----------------
                                            Warren C. Lau, President and Chief
                                            Financial Officer

                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints LOUIS R. REIF and WARREN C. LAU, or either of them, as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities to sign the Registration Statement of Biokeys Pharmaceuticals, Inc. on Form 10SB, and any and all amendments (including post-effective amendments) to such Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each said attorney-in-fact and agents or any of them or their or his substitute or substitutes, may unlawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities and Exchange Act of 1934, this Registration Statement or thereto has been signed below by the following persons in the capacities and on the date indicated.


Signatures                                  Title                                       Date
----------                                  -----                                       ----
/s/ LOUIS REIF                              Director                                    January 11, 2002
    -------------------------------
Louis R. Reif

/s/ ROBERT D. WHITWORTH                     Director                                    January 11, 2002
    -------------------------------
Robert D. Whitworth

/s/ WARREN C. LAU                           Director                                    January 11, 2002
    -------------------------------
Warren C. Lau

                  BIOKEYS PHARMACEUTICALS, INC. AND SUBSIDIARY
                            (Formerly BioQuest, Inc.)

                        (A Development Stage Enterprise)

                        Consolidated Financial Statements

                           December 31, 2000 and 1999

                   (With Independent Auditors' Report Thereon)

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors
Biokeys Pharmaceuticals, Inc.:


We have audited the accompanying consolidated balance sheets of Biokeys Pharmaceuticals, Inc. and subsidiary (formerly BioQuest, Inc.) (a development stage enterprise) (the Company) as of December 31, 2000 and 1999, and the related consolidated statements of operations, shareholders' equity (deficit), and cash flows for the years then ended, and for the period from inception (June 12, 1996) through December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Biokeys Pharmaceuticals, Inc. and subsidiary (formerly BioQuest, Inc.) (a development stage enterprise) as of December 31, 2000 and 1999, and the results of their operations and their cash flows for the years then ended, and for the period from inception (June 12, 1996) through December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 11 to the consolidated financial statements, the Company has suffered recurring losses from operations; this fact raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in note 11. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KPMG LLP

Houston, Texas
June 22, 2001

                  BIOKEYS PHARMACEUTICALS, INC. AND SUBSIDIARY
                            (Formerly BioQuest, Inc.)

                        (A Development Stage Enterprise)

                           Consolidated Balance Sheets

                                                                             DECEMBER 31,
                                     Assets                              2000            1999
                                                                     ------------    ------------
Current assets:
    Cash and cash equivalents                                        $    467,878          58,463
    Certificate of deposit                                              1,016,330            --
    Advances to employees                                                  10,500           6,554
    Prepaid expenses                                                       71,624            --
                                                                     ------------    ------------

              Total current assets                                      1,566,332          65,017

Property and equipment, net (note 4)                                        6,356           9,243
Goodwill, net of accumulated amortization of $1,900,709 in 2000        13,304,966            --
Other assets                                                                1,180           1,180
                                                                     ------------    ------------

              Total assets                                           $ 14,878,834          75,440
                                                                     ============    ============

                 LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

Current liabilities:
    Accounts payable and accrued liabilities                         $     67,537         165,082
    Accrued salary and related taxes                                      116,034          60,605
    Accrued dividends payable                                              85,000            --
    Notes payable (note 5)                                                   --            97,718
    Sponsored research payable (note 7)                                      --           845,944
    Obligation under license agreement (note 6)                              --           139,834
                                                                     ------------    ------------

              Total current liabilities                                   268,571       1,309,183
                                                                     ------------    ------------

Shareholders' equity (deficit) (notes 1, 6 and 8):
    Cumulative convertible preferred stock, $.01 par value,
       (aggregate involuntary liquidation preference $3,285,000),
       1,000,000 shares authorized; issued and outstanding, 3,200
       shares in 2000                                                          32            --
    Common stock, $.001 par value, 50,000,000 shares authorized;
       issued and outstanding, 14,586,984 shares in 2000 and
       5,859,976 shares in 1999                                            14,587           5,860
    Additional paid-in capital                                         22,299,866       2,763,535
    Deficit accumulated during the development stage                   (7,704,222)     (4,003,138)
                                                                     ------------    ------------
              Total shareholders' equity (deficit)                     14,610,263      (1,233,743)

Commitments and contingencies (notes 6, 7, 11, 12 and 13)
                                                                     ------------    ------------
              Total liabilities and shareholders' equity (deficit)   $ 14,878,834          75,440
                                                                     ============    ============

See accompanying notes to consolidated financial statements.

                  BIOKEYS PHARMACEUTICALS, INC. AND SUBSIDIARY
                            (Formerly BioQuest, Inc.)

                        (A Development Stage Enterprise)

                      Consolidated Statements of Operations

                                                                               INCEPTION
                                                                            (JUNE 12, 1996)
                                                 YEAR ENDED DECEMBER 31,        THROUGH
                                                --------------------------    DECEMBER 31,
                                                   2000           1999           2000
                                                -----------    -----------    -----------
Net sales                                       $      --             --          174,830
Cost of goods sold                                     --             --           51,094
                                                -----------    -----------    -----------

             Gross margin                              --             --          123,736

Grant revenue                                          --             --           80,338
Interest income                                      40,922         14,234         57,005
                                                -----------    -----------    -----------

                                                     40,922         14,234        261,079
                                                -----------    -----------    -----------

Operating expenses:
    Research and development                        983,198        351,446      2,717,544
    General and administrative                      827,970        708,562      3,437,098
    Depreciation and amortization                 1,907,341          5,385      1,989,516
    Interest expense                                 23,497          4,326        111,989
    Equity in loss of subsidiary                       --             --          178,936
                                                -----------    -----------    -----------

             Total operating expenses             3,742,006      1,069,719      8,435,083
                                                -----------    -----------    -----------

             Loss before cumulative effect of
               change in accounting principle    (3,701,084)    (1,055,485)    (8,174,004)

Cumulative effect of change in accounting
    principle                                          --             --          (25,821)
                                                -----------    -----------    -----------

             Net loss                           $(3,701,084)    (1,055,485)    (8,199,825)
                                                ===========    ===========    ===========

             Loss per common share -
               basic and diluted (note 10)      $     (0.44)         (0.20)
                                                ===========    ===========

See accompanying notes to consolidated financial statements.

                  BIOKEYS PHARMACEUTICALS, INC. AND SUBSIDIARY
                            (Formerly BioQuest, Inc.)

                        (A Development Stage Enterprise)

            Consolidated Statements of Shareholders' Equity (Deficit)

               Inception (June 12, 1996) through December 31, 2000

                                                                                                    DEFICIT
                                     CUMULATIVE CONVERTIBLE                                       ACCUMULATED     TOTAL
                                        PREFERRED STOCK          COMMON STOCK        ADDITIONAL   DURING THE   SHAREHOLDERS'
                                      --------------------  -----------------------   PAID-IN     DEVELOPMENT    EQUITY
                                       SHARES     AMOUNT      SHARES      AMOUNT      CAPITAL        STAGE      (DEFICIT)
                                      ---------  ---------  -----------  ----------  -----------  ------------ ------------
Balances at June 12, 1996 (date of
     incorporation)                          -  $       -            -  $        -            -             -            -

Sale of common stock without par value       -          -          503           5            5             -           10

Change in par value of common stock          -          -            -          (4)           4             -            -

Issuance of common stock and net
    liabilities assumed in acquisition       -          -    1,716,132       1,716        3,224       (18,094)     (13,154)

Issuance of common stock                     -          -    2,010,111       2,010          456        (2,466)           -

Net loss                                     -          -            -           -            -      (259,476)    (259,476)
                                      ---------  ---------  -----------  ----------  -----------  ------------ ------------

Balances at December 31, 1996                -          -    3,726,746       3,727        3,689      (280,036)    (272,620)

Sale of common stock, net
    of offering costs of $9,976              -          -    1,004,554       1,004    1,789,975             -    1,790,979

Issuance of common stock in acquisition      -          -      375,891         376      887,874             -      888,250

Minority interest deficiency at
    acquisition charged to the Company       -          -            -           -            -       (45,003)     (45,003)

Net loss                                     -          -            -           -            -    (1,979,400)  (1,979,400)
                                      ---------  ---------  -----------  ----------  -----------  ------------ ------------

Balances at December 31, 1997                -          -    5,107,190       5,107    2,681,538    (2,304,439)     382,206

Rescission of acquisition                    -          -     (375,891)       (376)    (887,874)      561,166     (327,084)

Issuance of common stock at
    conversion of notes payable              -          -      450,264         451      363,549             -      364,000

Expense related to stock warrants
    issued                                   -          -            -           -      260,000             -      260,000

Net loss                                     -          -            -           -            -    (1,204,380)  (1,204,380)
                                      ---------  ---------  -----------  ----------  -----------  ------------ ------------

Balances at December 31, 1998                -          -    5,181,564       5,182    2,417,213    (2,947,653)    (525,258)

Sale of common stock (note 8)                -          -      678,412         678      134,322             -      135,000

Expense related to stock warrants
    issued (note 8)                          -          -            -           -      212,000             -      212,000

Net loss                                     -          -            -           -            -    (1,055,485)  (1,055,485)
                                      ---------  ---------  -----------  ----------  -----------  ------------ ------------

Balances at December 31, 1999                -          -    5,859,976       5,860    2,763,535    (4,003,138)  (1,233,743)

Sale of preferred stock, net of
    offering costs of $76,500 (note 8)   3,200         32            -           -    3,123,468             -    3,123,500

Issuance of common stock at conversion
    of notes and interest payable
    (note 8)                                 -          -      412,487         412      492,085             -      492,497

Issuance of common stock at
    conversion of notes payable (note 8)     -          -       70,354          70       83,930             -       84,000

Issuance of common stock to settle
    obligations (notes 1 and 6)              -          -      495,111         496    1,201,664             -    1,202,160

Issuance of common stock for acquisition
    (note 1)                                 -          -    6,999,990       7,000    9,325,769             -    9,332,769

Issuance of warrants for acquisition
    (note 1)                                 -          -            -           -    4,767,664             -    4,767,664

Stock issued for acquisition costs
    (note 1)                                 -          -      150,000         150      487,350             -      487,500

Expense related to stock warrants
    issued (note 8)                          -          -            -           -      140,000             -      140,000

Dividends payable (note 8)                   -          -            -           -      (85,000)            -      (85,000)

Cashless exercise of warrants (note 8)       -          -      599,066         599         (599)            -            -

Net loss                                     -          -            -           -            -    (3,701,084)  (3,701,084)
                                      ---------  ---------  -----------  ----------  -----------  ------------ ------------

Balances at December 31, 2000            3,200   $     32   14,586,984   $  14,587   22,299,866    (7,704,222)  14,610,263
                                      =========  =========  ===========  ==========  ===========  ============ ============

See accompanying notes to consolidated financial statements.

                  BIOKEYS PHARMACEUTICALS, INC. AND SUBSIDIARY
                            (Formerly BioQuest, Inc.)

                        (A Development Stage Enterprise)

                      Consolidated Statements of Cash Flows

                                                                                                           INCEPTION
                                                                                                        (JUNE 12, 1996)
                                                                        YEAR ENDED DECEMBER 31,             THROUGH
                                                                    --------------------------------      DECEMBER 31,
                                                                         2000              1999               2000
                                                                    --------------    --------------   ------------------
Cash flows from operating activities:
    Net loss                                                        $  (3,701,084)       (1,055,485)          (8,199,825)
    Adjustments to reconcile net loss to
      net cash used in operating activities:
        Depreciation and amortization                                   1,907,341             5,385            1,989,516
        Expense related to stock warrants issued                          140,000           212,000              612,000
        Expenses paid by issuance of common stock                         211,209                 -              211,209
        Equity in loss of subsidiary                                            -                 -              178,936
        Write-off of license agreement                                          -                 -              152,866
        Cumulative effect of change in accounting principle                     -                 -               25,821
        Changes in assets and liabilities, net of effect of
           acquisitions:
             (Increase) decrease in other assets                          (81,382)           11,518             (142,153)
             Increase in inventory                                              -                 -              (13,490)
             Increase (decrease) in accounts payable
               and accrued liabilities                                   (624,376)           67,430             (475,139)
             Increase in sponsored research
               payable and license obligation                                   -           360,419              924,318
                                                                    --------------    --------------   ------------------

               Net cash used in operating activities                   (2,148,292)         (398,733)          (4,735,941)
                                                                    --------------    --------------   ------------------

Cash flows from investing activities:
    Purchase of certificate of deposit                                 (1,016,330)                -           (1,016,330)
    Purchases of property and equipment                                    (3,745)                -              (87,630)
    Payment on obligation under license agreement                               -                 -             (106,250)
    Cash acquired in acquisition of subsidiary                                  -                 -               64,233
    Payments on note receivable                                                 -           170,000              370,000
    Advance to subsidiary                                                       -                 -              (90,475)
    Cash transferred in rescission of acquisition                               -                 -              (19,475)
    Cash received in rescission of acquisition                                  -                 -              230,000
                                                                    --------------    --------------   ------------------

               Net cash provided by (used in) investing activities     (1,020,075)          170,000             (655,927)
                                                                    --------------    --------------   ------------------

Cash flows from financing activities:
    Proceeds from sale of preferred stock                               3,200,000                 -            3,200,000
    Proceeds from sale of common stock                                          -           135,000            1,935,965
    Payment of financing and offering costs                               (76,500)                -              (98,976)
    Payment of notes payable and long-term debt                           (17,718)                -              (67,718)
    Proceeds from issuance of notes payable                               472,000            80,000              894,718
    Principal payments on capital lease obligations                             -                 -               (4,243)
                                                                    --------------    --------------   ------------------

               Net cash provided by financing activities                3,577,782           215,000            5,859,746
                                                                    --------------    --------------   ------------------

Net increase in cash and cash equivalents                                 409,415           (13,733)             467,878

Cash and cash equivalents at beginning of period                           58,463            72,196                    -
                                                                    --------------    --------------   ------------------

Cash and cash equivalents at end of period                          $     467,878            58,463              467,878
                                                                    ==============    ==============   ==================

See accompanying notes to consolidated financial statements.

                  BIOKEYS PHARMACEUTICALS, INC. AND SUBSIDIARY
                            (Formerly BioQuest, Inc.)

                        (A Development Stage Enterprise)

                   Notes to Consolidated Financial Statements

                           December 31, 2000 and 1999


(1)    DESCRIPTION OF THE COMPANY

       Biokeys Pharmaceuticals, Inc., a Delaware corporation, formerly known as BioQuest, Inc. (the Company), is a development stage enterprise which conducts biomedical research and development focused on treatments for cancer and certain viral infections, including HIV. The Company currently does not market any product. Through its license agreements with University of Texas M.D. Anderson Cancer Center (M.D. Anderson) and University of Southern California (USC), the Company has rights to drug candidates in varying early stages of development.

       On October 10, 2000, a wholly-owned subsidiary of BioQuest, Inc. merged with Biokeys, Inc. (Biokeys) of San Diego, California (see note 3). BioQuest, Inc. (BioQuest) changed its name to Biokeys Pharmaceuticals Inc. Pursuant to the merger, Biokeys shareholders received 6,999,990 shares of BioQuest common stock, representing 50% of the total common stock of BioQuest outstanding upon consummation of the merger. All previously outstanding Biokeys shares were canceled, and all outstanding Biokeys warrants were replaced with warrants to purchase a total of 1,468,018 shares of Company common stock at $0.49 per share expiring December 15, 2003, representing 50% of the outstanding warrants to purchase common stock upon consummation of the merger. A Biokeys liability was settled through the issuance of 8,727 shares of Company common stock. The Company issued 150,000 shares of common stock in payment of certain direct acquisition costs. The officers and directors of BioQuest have continued as the officers and directors of the Company after consummation of the merger. For financial reporting purposes, the merger was accounted for as a purchase. Biokeys operating activity is included in the Company's consolidated financial statements from the date of the merger.

       The Company's shares trade in the over-the-counter market and are quoted in the so-called "pink sheets" under the symbol BKYS.

(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       PRINCIPLES OF CONSOLIDATION

       The consolidated financial statements of the Company include the accounts of Biokeys Pharmaceuticals, Inc. and its wholly-owned subsidiary, Biokeys. All intercompany balances and transactions have been eliminated in consolidation.

       USE OF ESTIMATES

       The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.


                                                                     (Continued)

                  BIOKEYS PHARMACEUTICALS, INC. AND SUBSIDIARY
                            (Formerly BioQuest, Inc.)

                        (A Development Stage Enterprise)

                   Notes to Consolidated Financial Statements

                           December 31, 2000 and 1999

       COMMON STOCK

       On June 20, 2000, the Company effected a reverse stock split of its common stock of approximately 1.9899 to 1. All share and per-share information included in the accompanying consolidated financial statements and related notes has been adjusted to reflect the stock split.

       ACCOUNTING FOR STOCK-BASED COMPENSATION

       The Company applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for employee stock-based compensation, and includes the required footnote disclosures of Statement of Financial Accounting Standards No. 123.

       The Company accounts for non-employee stock-based compensation in accordance with Emerging Issues Task Force Issue No. 96-18. Amounts are based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.

       CASH EQUIVALENTS

       Highly liquid investments purchased with original maturities of three months or less are considered to be cash equivalents.

       FINANCIAL INSTRUMENTS

       The carrying amounts of cash and cash equivalents, certificate of deposit, advances to employees, and accounts payable are a reasonable estimate of their fair values at the balance sheet dates due to the short-term nature of these instruments.

       The Company maintains cash, cash equivalents, and certificates of deposit with banks which from time to time may exceed federally insured limits. The Company periodically assesses the financial condition of the institutions and believes that the risk of any loss is minimal.

       GOODWILL

       Goodwill (excess of purchase price over fair value of net assets acquired) is being amortized using the straight-line method over two years.

       PROPERTY AND EQUIPMENT

       Property and equipment are stated at cost. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the assets. The costs of improvements that extend the lives of the assets are capitalized. Repairs and maintenance are expensed as incurred.


                                                                     (Continued)

                  BIOKEYS PHARMACEUTICALS, INC. AND SUBSIDIARY
                            (Formerly BioQuest, Inc.)

                        (A Development Stage Enterprise)

                   Notes to Consolidated Financial Statements

                           December 31, 2000 and 1999

       DEFERRED FINANCING COSTS

       Costs associated with arranging debt financing are deferred and amortized using the straight-line method over the term of the notes payable.

       RESEARCH AND DEVELOPMENT COSTS

       All research and development costs are expensed as incurred and include Company-sponsored research and development.

       LICENSE AGREEMENTS

       Costs of license agreements for patent rights and technology rights that currently have no alternative future uses are expensed as research and development costs.

       IMPAIRMENT OF LONG-LIVED ASSETS

       In the event that facts and circumstances indicate that property and equipment and intangible or other noncurrent assets may be impaired, an evaluation of the recoverability of currently recorded costs will be made. If an evaluation is required, the estimated value of undiscounted future net cash flows associated with the asset is compared to the asset's carrying value to determine if impairment exists. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

       INCOME TAXES

       Income taxes are accounted for using the asset and liability method under which deferred tax assets and liabilities are recognized for estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax expense or benefit is recognized as a result of the change in the asset or liability during the period.

       SUPPLEMENTARY CASH FLOW INFORMATION

       Interest of $3,000 and $4,300 was paid during 2000 and 1999, respectively. No income taxes were paid during 2000 and 1999.


                                                                     (Continued)

                  BIOKEYS PHARMACEUTICALS, INC. AND SUBSIDIARY
                            (Formerly BioQuest, Inc.)

                        (A Development Stage Enterprise)

                   Notes to Consolidated Financial Statements

                           December 31, 2000 and 1999

       Noncash investing and financing transactions excluded from the statements of cash flows for the years ended December 31, 2000 and 1999 are as follows:

                                                           2000               1999
                                                     ------------------ -----------------
Conversion of notes payable and accrued
    interest into common stock (note 8)            $         84,000                   -
Issuance of common stock to settle
    obligations (note 6)                                  1,172,490                   -
Issuance of common stock for acquisition
    (note 1)                                              9,332,769                   -
Issuance of warrants for acquisition (note 1)             4,767,664                   -
Acquisition liability settled with stock
    (note 1)                                                 29,670                   -
Issuance of common stock for direct costs
    of acquisition (note 1)                                 487,500                   -
Warrants issued for consulting services
    (note 8)                                                140,000             212,000
Cashless exercise of warrants (note 8)                          599                   -
Dividends payable (note 8)                                   85,000                   -
Issuance of common stock at conversion
    of notes and interest payable (note 8)                  492,497                   -

Acquisition of Biokeys, Inc.:
    Other assets                                              5,812                   -
    Current liabilities                                     582,260                   -

       NEW ACCOUNTING PRONOUNCEMENTS

       The Financial Accounting Standards Board (FASB) has issued Statement of Financial Accounting Standards No. 141, BUSINESS COMBINATIONS (SFAS 141). SFAS 141 eliminates the pooling of interests method of accounting and requires that all business combinations initiated after June 30, 2001 be accounted for under the purchase method. The Company does not expect the adoption of SFAS 141 to have a material impact on its business because it currently has no planned or pending acquisitions.


                                                                     (Continued)

                  BIOKEYS PHARMACEUTICALS, INC. AND SUBSIDIARY
                            (Formerly BioQuest, Inc.)

                        (A Development Stage Enterprise)

                   Notes to Consolidated Financial Statements

                           December 31, 2000 and 1999

       The FASB has also issued Statement of Financial Accounting Standards No. 142, GOODWILL AND OTHER INTANGIBLE ASSETS (SFAS 142), which will be effective for the Company as of January 1, 2002. SFAS 142 requires that goodwill and other intangible assets with indefinite lives no longer be amortized. SFAS 142 further requires that the fair value of goodwill and other intangible assets with indefinite lives be tested for impairment upon adoption of this statement, annually and upon the occurrence of certain events and be written down to fair value if considered impaired. Adoption of SFAS 142 will result in the elimination of annual amortization expense related to goodwill; however, because of the extensive effort needed to comply with this statement, the impact of related impairment, if any, on our financial position or results of operations has not been determined.

(3)    ACQUISITION OF BIOKEYS, INC.

       On October 10, 2000, the Company merged with Biokeys, Inc. (see note 1). The cost of the acquisition follows:

Value of 6,999,990 shares of common stock                        $ 9,332,769
Value of warrants to purchase 1,468,018 shares of
    common stock, including warrants to purchase
    103,904 shares of common stock to settle Biokeys,
    Inc. obligations at closing                                    4,767,664
Value of common stock issued to settle Biokeys, Inc.
    liability at closing                                              29,670
Direct costs of acquisition                                          580,850
                                                                  ----------

                                                                 $14,710,953
                                                                  ==========

       The value of the 6,999,990 shares of common stock is based on the average closing price of BioQuest's common stock between the dates the acquisition was agreed to and announced. The value of the warrants to purchase 1,468,018 shares of common stock was based on the Black-Scholes pricing model with assumptions of expected life of 3.2 years, risk-free interest rate of 5.91%, volatility of 160%, and no dividends.

       The cost of the acquisition has been allocated on the basis of the estimated fair value of the assets acquired and liabilities assumed. This allocation resulted in goodwill of $15,205,675 which is being amortized using the straight-line method over two years. In connection with the acquisition, net liabilities were assumed by the Company as follows:

Other assets                                        $      5,812
Current liabilities                                     (500,534)
                                                      -------------

                                                    $   (494,722)
                                                      =============


                                                                     (Continued)

                  BIOKEYS PHARMACEUTICALS, INC. AND SUBSIDIARY
                            (Formerly BioQuest, Inc.)

                        (A Development Stage Enterprise)

                   Notes to Consolidated Financial Statements

                           December 31, 2000 and 1999

       The following unaudited pro forma results of operations for the years ended December 31, 2000 and 1999 have been prepared as though the merger occurred January 1, 1999. The pro forma results include amortization of goodwill arising from the merger of $1,900,709 per quarter. This pro forma information is not necessarily indicative of any future results of the Company.

                                                    2000               1999
                                                ------------       ------------
Interest income                                 $     40,922             14,234
Operating expenses                               (11,706,535)        (9,150,656)
                                                ------------       ------------
        Net loss                                $(11,665,613)        (9,136,422)
                                                ------------       ------------
        Loss per common share                   $      (0.83)             (0.75)
                                                ============       ============
Weighted average number of common
    shares outstanding                            14,027,144         12,183,437
                                                ============       ============

(4)    PROPERTY AND EQUIPMENT

       Property and equipment at December 31, 2000 and 1999 were as follows:

                                               USEFUL
                                               LIVES                 2000               1999
                                          -----------------    -----------------  -----------------
Office furniture and equipment                5 years         $      13,420             13,420
Computer software and equipment               3 years                11,845              8,100
                                                               -----------------  -----------------

                                                                     25,265             21,520
Less accumulated depreciation
    and amortization                                                (18,909)           (12,277)
                                                               -----------------  -----------------

                                                              $       6,356              9,243
                                                               =================  =================

(5)    NOTES PAYABLE

       At December 31, 1999, the Company had overdue unsecured promissory notes payable to investors in the principal amounts of $80,000 and $17,718, bearing interest at 8% and 12% per annum, respectively. The notes had original maturity dates of November 30, 1999 and July 31, 1999, respectively, but the investors agreed to forbear any action to collect the notes in 1999. The two notes were paid in full, including accrued interest, during 2000. The $80,000 note and accrued interest were converted to common stock (see note 8). The $17,718 note and accrued interest were repaid with cash.


                                                                     (Continued)

                  BIOKEYS PHARMACEUTICALS, INC. AND SUBSIDIARY
                            (Formerly BioQuest, Inc.)

                        (A Development Stage Enterprise)

                   Notes to Consolidated Financial Statements

                           December 31, 2000 and 1999

(6)    LICENSE AGREEMENTS

       M.D. ANDERSON

       Pursuant to a patent and technology license agreement dated June 14, 1996 between M.D. Anderson and the Company (the M.D. Anderson License Agreement), the Company acquired a license to seven patents and patent applications related to technology for HIV/AIDS therapy and prevention. Under the M.D. Anderson License Agreement, the Company is obligated to pay M.D. Anderson for all out-of-pocket expenses incurred in filing, prosecuting, enforcing and maintaining the licensed patent rights and all future patent-related expenses paid by M.D. Anderson as long as the M.D. Anderson License Agreement remains in effect.

       The M.D. Anderson License Agreement was amended effective June 15, 2000 (the Amendment). The Amendment incorporated additional licensed subject matter, revised certain royalty rates due to M.D. Anderson upon commercialization, and settled past due patent and research and development amounts from the Company to M.D. Anderson. The Company gave consideration valued at approximately $172,000 through the issuance of 71,555 shares of common stock to reimburse M.D. Anderson for patent costs incurred through June 15, 2000. The Company also issued 414,829 shares of common stock to M.D. Anderson valued at $1,000,000, based on the market value of the Company's stock at the date of the settlement agreement, to settle past due research and development obligations. In addition, the Company committed to funding at least $1,000,000 of research and development activity through December 31, 2001, including the amounts referred to in note 7. Finally, the Amendment defined a milestone payment due to M.D. Anderson upon the enrollment of the first patient in the first Phase I trial of any product that utilizes licensed subject matter.

       Under the amended M.D. Anderson License Agreement, the Company has the right to a royalty-bearing, exclusive license to manufacture, have manufactured, and use and/or sell licensed products. M.D. Anderson's retained interest consists of royalties on net sales of licensed products and a share of consideration received by the Company from all sublicenses and assignments. No royalties were paid under this agreement during the years ended December 31, 2000 and 1999. The M.D. Anderson License Agreement continues in effect until all patent rights have expired.

       USC

       Under an Option and License Agreement with USC dated January 23, 1998, amended August 16, 2000, Biokeys acquired license rights to a total of three patents, two relating to Biokeys' CoFactor product and one relating to Selone, both of which are intended for use in connection with cancer chemotherapy. In addition, under a second Option and License Agreement dated August 17, 2000, Biokeys acquired rights under four patents related to its Thiovir anti-viral technologies. These agreements with USC (the USC License Agreements) grant Biokeys exclusive worldwide licenses to study, use, manufacture and market drug products covered by the subject patents. Under the USC


                                                                     (Continued)

                  BIOKEYS PHARMACEUTICALS, INC. AND SUBSIDIARY
                            (Formerly BioQuest, Inc.)

                        (A Development Stage Enterprise)

                   Notes to Consolidated Financial Statements

                           December 31, 2000 and 1999

       License Agreements, Biokeys is obligated to pay USC for out-of-pocket expenses incurred in filing, prosecuting, enforcing and maintaining the licensed patent rights and all future patent-related expenses paid by USC as long as the USC License Agreements remain in effect and until the patent rights have expired. USC's retained interest consists of royalties on net sales of licensed products and a share of consideration received by Biokeys from all sublicenses and assignments. No royalties have been paid under this agreement. The USC License Agreements continue in effect until all patent rights have expired.

(7)    SPONSORED RESEARCH

       Since September 1996, the Company has entered into a total of four Sponsored Research Agreements (SRAs) with M.D. Anderson. Under the SRAs, M.D. Anderson agreed to conduct specific research activities for the Company, at the expense of the Company, into various aspects of treating HIV infections using technologies made available under the M.D. Anderson License Agreement. All amounts due to M.D. Anderson under the first three SRAs were paid or settled as of December 31, 2000, and such SRAs have been terminated. The most recent SRA with M.D. Anderson, entered into September 7, 2000, provides for studies to test the ability of a mixture of synthetic HIV derived peptides to elicit an antibody-negative cell mediated immune response. The testing will seek to determine if this immune response can protect against new infection and if the preparation can be administered after HIV infection as a therapeutic. This SRA requires a total of $814,490 payable in two equal installments for research to be conducted through 2001 and into 2002. The first installment was paid by the Company in 2000 and the second in 2001.

       Biokeys has entered into an SRA with USC under which USC will continue studies in the therapeutic potential of Thiovir and its analogues as anti-viral agents. The Company has entered into a grant agreement with USC effective November 1, 2000, under which USC will perform research into Thiovir and its analogues as inhibitors for HPV and other pathogenic viruses. The budgeted research costs for this study are approximately $217,000, which sum has been paid and expensed by the Company in 2000.

(8)    EQUITY TRANSACTIONS

       In August 1999, the Company borrowed $80,000 from two investors who had previously purchased common stock. The notes issued to the investors were due in November 1999 and carried interest at an annual rate of 8%. The Company issued warrants to purchase 40,202 shares of common stock at $0.49 per share to the investors as part of the same transaction. The notes, which were due November 30, 1999, were repaid in March 2000 through the conversion of principal and interest into common stock at $1.19 per share and the issuance of additional warrants to purchase 40,202 shares of common stock at $0.49 per share.


                                                                     (Continued)

                  BIOKEYS PHARMACEUTICALS, INC. AND SUBSIDIARY
                            (Formerly BioQuest, Inc.)

                        (A Development Stage Enterprise)

                   Notes to Consolidated Financial Statements

                           December 31, 2000 and 1999

       In November and December 1999, the Company agreed to sell to four investors a total of 678,412 shares of its common stock at a price of approximately $0.20 per share for a total of $135,000. Each share was accompanied by a warrant to purchase shares of common stock at an exercise price of $0.40 cents per share. The warrants were exercised in March 2000 under a provision permitting cashless exercise, with 599,066 shares being issued to the holders as a result of such exercise.

       Beginning in April 2000, the Company sold an aggregate of $472,000 principal amount of 8.5% subordinated convertible promissory notes in a private placement offering to accredited investors. The principal amounts of the notes, together with accrued interest of $20,497, was converted into shares of common stock at a conversion price of $1.19 per share, effective as of the consummation of the merger between the Company and Biokeys.

       In a private placement offering to European investors pursuant to Regulation S of the Securities and Exchange Commission, the Company sold a total of 3,200 shares of its Series A 8% Convertible Preferred Stock for gross proceeds of $3,200,000 between August and September 2000. In addition to the shares of Series A Convertible Preferred Stock, which are convertible into common stock at $4.00 per share, the offering included warrants to purchase a total of 400,000 shares of common stock at $5.00 per share. The preferred stock has a liquidation preference of $1,000 per share plus accrued and unpaid dividends, carries cumulative dividends at 8% per annum payable semi-annually, and provides for future adjustments in conversion price if specified dilutive events take place. At December 31, 2000, dividends payable totaled $85,000 or $27 per share. The preferred stock is redeemable at the option of the Company at any time the closing price of common stock remains at a level of at least $8 per share for 20 consecutive days if the Company is listed on the American Stock Exchange or NASDAQ at such time, with the redemption price being equal to the liquidation preference. In addition, at any time after July 1, 2003, the Company may call all of any portion of the outstanding preferred stock for redemption on at least 30 days notice, at a redemption price equal to 105% of the liquidation preference plus all accrued and unpaid dividends. The Company incurred consulting fees totaling $76,500, paid to a stockholder who acted as a finder and agent in this transaction.

       In May 2000, the Company issued warrants to two of its research scientists for the purchase of a total of 100,506 shares of common stock. The fair value of the warrants on the date of issue, $140,000, has been recorded as a noncash research and development expense. The warrants are exercisable at $0.49 per share and expire in May 2003. No such warrants have been exercised as of December 31, 2000.

       In June 1999, the Company issued warrants to a key consultant to purchase 502,528 shares of common stock. The fair value of these warrants on the date of issue, $212,000, has been recorded as a noncash general and administrative expense. The warrants are exercisable at $0.49 per share and expire in June 2006. No such warrants have been exercised as of December 31, 2000.

       In September 1998, the Company issued warrants to several consultants for the purchase of an aggregate of 670,875 shares of common stock. The warrants are exercisable at $0.49 per share and expire in September 2005. No such warrants have been exercised as of December 31, 2000.


                                                                     (Continued)

                  BIOKEYS PHARMACEUTICALS, INC. AND SUBSIDIARY
                            (Formerly BioQuest, Inc.)

                        (A Development Stage Enterprise)

                   Notes to Consolidated Financial Statements

                           December 31, 2000 and 1999

       In conjunction with the acquisition of Biokeys as discussed in note 1, all outstanding Biokeys warrants were replaced with warrants to purchase a total of 1,468,018 shares of the Company's common stock at $0.49 per share that expire December 15, 2003.

       Non-employee stock-based compensation that is not valued at the fair value of consideration received is valued, as of the grant date, using the Black-Scholes pricing model with the following assumptions for grants in 2000 and 1999: no dividend yield for either year; expected volatility of 125% to 170%; risk-free interest rates 6.1% to 6.8%; and expected lives of three and seven years, respectively.

       At December 31, 2000, there were outstanding warrants to purchase a total of 3,222,331 shares of common stock as follows:

                         EXERCISE              EXPIRATION
     WARRANTS             PRICE                   DATE
-------------------  ----------------- ---------------------------
       80,404          $    0.49           August 2002
      100,506               0.49           May 2003
      400,000               4.00           August 2003
    1,468,018               0.49           December 2003
      670,875               0.49           September 2005
      502,528               0.49           June 2006

(9)    INCOME TAXES

       Significant components of income tax expense for the years ended December 31, 2000 and 1999 are as follows:

                                                        2000             1999
                                                     ---------        ---------
Deferred tax benefit                                 $ 487,617          284,064
Increase in valuation allowance for
    deferred tax assets                               (487,617)        (284,064)
                                                     ---------        ---------

              Income tax expense                     $    --               --
                                                     =========        =========


                                                                     (Continued)

                  BIOKEYS PHARMACEUTICALS, INC. AND SUBSIDIARY
                            (Formerly BioQuest, Inc.)

                        (A Development Stage Enterprise)

                   Notes to Consolidated Financial Statements

                           December 31, 2000 and 1999

       The tax effects of temporary differences that give rise to deferred tax assets at December 31, 2000 and 1999 are as follows:

                                                      2000             1999
                                                   -----------      -----------
Net operating loss carryforward                    $ 2,642,171          967,556
Organization costs and license agreement,
    due to differences in amortization                  39,055           44,538
                                                   -----------      -----------

        Total deferred tax assets                    2,681,226        1,012,094

Less valuation allowance                            (2,681,226)      (1,012,094)
                                                   -----------      -----------

        Net deferred tax assets                    $      --               --
                                                   ===========      ===========

       At December 31, 2000, the Company had an unused net operating loss carryforward of approximately $7,771,000 for tax reporting purposes, which expires in 2111 through 2112 and 2118 through 2120. Included in the 2000 carryforward is a net operating loss carryforward acquired from Biokeys, Inc. of approximately $3,475,000.

(10)   NET LOSS PER COMMON SHARE

       The computation of basic and diluted net loss per share for the years ended December 31, 2000 and 1999 is as follows:

                                                      2000             1999
                                                   -----------      -----------
Numerator:
    Net loss                                       $(3,701,084)      (1,055,485)
    Less preferred stock dividends                     (85,000)            --
                                                   -----------      -----------

        Numerator for basic and diluted
             loss per share                        $(3,786,084)      (1,055,485)
                                                   ===========      ===========
Denominator for basic and diluted loss
    per share - weighted average shares              8,582,707        5,183,447
                                                   ===========      ===========

Loss per common share - basic and diluted          $     (0.44)           (0.20)
                                                   ===========      ===========

       Net loss per common share is calculated according to Statement of Financial Accounting No. 128, EARNINGS PER SHARE, using the weighted average number of shares of common stock outstanding during the period. At December 31, 2000 and 1999, 4,022,331 and 1,253,807 potentially dilutive shares, respectively, and were not included in the computation of net loss per common share - diluted, as their effect would have been antidilutive due to the Company's net loss incurred in 2000 and 1999.


                                                                     (Continued)

                  BIOKEYS PHARMACEUTICALS, INC. AND SUBSIDIARY
                            (Formerly BioQuest, Inc.)

                        (A Development Stage Enterprise)

                   Notes to Consolidated Financial Statements

                           December 31, 2000 and 1999

(11)   OPERATIONAL STATUS

       The accompanying consolidated financial statements have been prepared on a going-concern basis which contemplates the realization of assets and satisfaction of liabilities and commitments in the normal course of business. The Company has incurred losses since inception and had net losses of $3,701,084 and $1,055,485 for the years ended December 31, 2000 and 1999, respectively.

       To date, the Company has been principally engaged in licensing and research and development efforts. The Company has no current revenues, is not marketing any products, and projects a loss from operations for 2001. The Company will require additional capital, which it intends to obtain through equity and debt offerings and/or strategic partnership in order to continue to operate its business. The Company's ability to meet its obligations as they become due and to continue as a going concern must be considered in light of the expenses, difficulties and delays frequently encountered in operating a new business, particularly since the Company will focus on research, development and unproven technology which may require a lengthy period of time and substantial expenditures to complete. Even if the Company is able to successfully develop new products or technologies, there can be no assurance that the Company will generate sufficient revenues from the sale or licensing of such products and technologies to be profitable. Management believes that the Company's ability to meet its obligations as they become due and to continue as a going concern through December 2001 are dependent upon obtaining additional financing.

(12)   COMMITMENTS AND CONTINGENCIES

       LITIGATION

       In the normal course of business, the Company may become subject to lawsuits and other claims and proceedings. Such matters are subject to uncertainty and outcomes are not predictable with assurance. Management is not aware of any pending or threatened lawsuit or proceeding that would have a material adverse effect on the Company's financial position, liquidity or results of operations.

       OPERATING LEASES

       The Company has operating leases for office space and equipment. Rent expense was $23,522 and $19,099 during the years ended December 31, 2000 and 1999, respectively. A lease for office space expired in November 2000 and was renewed for an additional one-year term.

(13)   SUBSEQUENT EVENTS

       In January 2001, the Company entered into a one-year consulting agreement with an individual who will serve as a medical director and provide assistance for anticipated applications to the U.S Food and Drug Administration. The consulting agreement provides for fees of $42,000.

                                  BIOKEYS, INC.

                              Financial Statements

                    September 30, 2000 and December 31, 1999

                   (With Independent Auditors' Report Thereon)

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
BioKeys, Inc.:

We have audited the accompanying balance sheets of BioKeys, Inc. (the Company) as of September 30, 2000 and December 31, 1999, and the related statements of operations, shareholders' equity (deficit), and cash flows for the nine months ended September 30, 2000 and the year ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in note 1 to the financial statements, the Company's outstanding common stock and warrants were acquired in October 2000 in a business combination accounted for as a purchase.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BioKeys, Inc. as of September 30, 2000 and December 31, 1999, and the results of its operations and its cash flows for the nine months ended September 30, 2000 and the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 11 to the financial statements, the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in note 11. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



/s/ KPMG LLP

Houston, Texas
March 16, 2001

                                  BIOKEYS, INC.

                                 Balance Sheets


                                                                      SEPTEMBER 30,     DECEMBER 31,
                                                                          2000              1999
                                                                       -----------      -----------


                        ASSETS

Current assets - cash and cash equivalents                             $        --           11,135

Property and equipment, net (note 3)                                            --              520

Other assets                                                                 5,812               --
                                                                       -----------      -----------
              Total assets                                             $     5,812           11,655
                                                                       ===========      ===========

            LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

Current liabilities:
    Accounts payable and accrued liabilities                           $   102,982          325,791
    Due to BioQuest, Inc.                                                  494,722               --
    Accrued salaries                                                        97,962          107,902
                                                                       -----------      -----------

              Total current liabilities                                    695,666          433,693

Notes payable (note 4)                                                          --          617,673
                                                                       -----------      -----------
              Total liabilities                                            695,666        1,051,366
                                                                       -----------      -----------

Commitments and contingencies (notes 5, 10  and 11)

Shareholders' equity (deficit) (notes 4 and 7):
    Preferred stock, $0.01 par value, 1,000,000 shares
       authorized; issued and outstanding zero shares in
       2000 and 250,000 shares in 1999                                          --            2,500
    Common stock, $0.001 par value, 25,000,000 shares
       authorized; issued and outstanding 6,330,320 shares
       in 2000 and 4,858,440 shares in 1999                                  6,330            4,858
    Additional paid-in capital                                           5,461,787        3,348,500
    Accumulated deficit                                                 (6,157,971)      (3,895,569)
    Preferred shareholder note receivable                                       --         (500,000)
                                                                       -----------      -----------
              Total shareholders' equity (deficit)                        (689,854)      (1,039,711)
                                                                       -----------      -----------
              Total liabilities and shareholders' equity (deficit)     $     5,812           11,655
                                                                       ===========      ===========


See accompanying notes to financial statements.

                                  BIOKEYS, INC.

                            Statements of Operations


                                              NINE MONTHS
                                                 ENDED          YEAR ENDED
                                              SEPTEMBER 30,     DECEMBER 31,
                                                  2000             1999
                                               -----------      -----------
Operating expenses:
    Research and development                   $   220,470          154,183
    General and administrative (note 7)          2,087,356          323,918
                                               -----------      -----------

             Total operating expenses            2,307,826          478,101

Extraordinary income - gain on forgiveness
    of debt (note 9)                                45,424               --
                                               -----------      -----------

             Net loss                          $(2,262,402)        (478,101)
                                               ===========      ===========

             Loss per common share -
               basic and diluted (note 2)      $     (0.45)           (0.10)
                                               ===========      ===========

Weighted average number of
    common shares outstanding                    5,021,982        4,858,440
                                               ===========      ===========


See accompanying notes to financial statements.

                                  BIOKEYS, INC.

                  Statements of Shareholders' Equity (Deficit)

                      Nine months ended September 30, 2000
                        and year ended December 31, 1999



                                                                                                            PREFERRED      TOTAL
                                     PREFERRED STOCK            COMMON STOCK       ADDITIONAL              SHAREHOLDER SHAREHOLDERS'
                                 -----------------------   ----------------------   PAID-IN   ACCUMULATED     NOTE        EQUITY
                                   SHARES       AMOUNT       SHARES      AMOUNT     CAPITAL     DEFICIT     RECEIVABLE   (DEFICIT)
                                 ----------   ----------   ----------  ----------  ----------  ----------   ----------   ----------
Balances at December 31, 1998       250,000   $    2,500    4,858,440  $    4,858   3,348,500  (3,417,468)    (500,000)    (561,610)

Net loss                                 --           --           --          --          --    (478,101)          --     (478,101)
                                 ----------   ----------   ----------  ----------  ----------  ----------   ----------   ----------

Balances at December 31, 1999       250,000        2,500    4,858,440       4,858   3,348,500  (3,895,569)    (500,000)  (1,039,711)

Conversion of preferred stock
    to common stock (note 4)       (250,000)      (2,500)   1,000,000       1,000       1,500          --      500,000      500,000

Issuance of common stock at
    conversion of notes payable
    (note 4)                             --           --      471,880         472     235,468          --           --      235,940

Expense related to stock
    warrants issued (note 7)             --           --           --          --   1,876,319          --           --    1,876,319

Net loss                                 --           --           --          --          --  (2,262,402)          --   (2,262,402)
                                 ----------   ----------   ----------  ----------  ----------  ----------   ----------   ----------

Balances at December 31, 2000            --   $       --    6,330,320  $    6,330   5,461,787  (6,157,971)          --     (689,854)
                                 ==========   ==========   ==========  ==========  ==========  ==========   ==========   ==========



See accompanying notes to financial statements.

                                  BIOKEYS, INC.

                            Statements of Cash Flows


                                                          NINE MONTHS
                                                             ENDED           YEAR ENDED
                                                          SEPTEMBER 30,     DECEMBER 31,
                                                              2000              1999
                                                           -----------      -----------
Cash flows from operating activities:
    Net loss                                               $(2,262,402)        (478,101)
    Adjustments to reconcile net loss to
      net cash used in operating activities:
        Extraordinary gain on forgiveness of debt              (45,424)              --
        Depreciation                                               520            3,386
        Expense related to stock warrants issued             1,876,319               --
        Changes in assets and liabilities:
           Increase in other assets                             (5,812)              --
           Decrease in deposits                                     --            3,910
           Increase (decrease) in accounts payable and
             accrued liabilities                              (177,385)           1,000
           Increase in due to BioQuest, Inc.                   494,722               --
           Increase (decrease) in accrued salaries              (9,940)         100,323
                                                           -----------      -----------

               Net cash used in operating activities          (129,402)        (369,482)
                                                           -----------      -----------

Cash flows from financing activities - proceeds from
    issuance of notes payable                                  118,267          317,716
                                                           -----------      -----------

Net decrease in cash and cash equivalents                      (11,135)         (51,766)

Cash and cash equivalents, beginning of period                  11,135           62,901
                                                           -----------      -----------

Cash and cash equivalents, end of period                   $        --           11,135
                                                           ===========      ===========


See accompanying notes to financial statements.

                                  BIOKEYS, INC.

                          Notes to Financial Statements

                    September 30, 2000 and December 31, 1999


(1)  DESCRIPTION OF THE COMPANY

     BioKeys, Inc. (BioKeys or the Company) was organized as a corporation in the State of Delaware in November 1997, and was formed to develop biotechnology. BioKeys' business strategy is to develop leading-edge medical research, currently being conducted at leading universities and research institutes throughout the world, into commercial medical products. Business opportunities BioKeys has identified include the development of a vaccine for use in cancer chemotherapy and the development of an effective oral anti-AIDS drug.

     In October 2000, the Company was acquired by BioQuest, Inc. (BioQuest) of Houston, Texas. Company shareholders received 6,999,990 shares of BioQuest common stock, an aggregate amount equal to 50% of the total common stock of BioQuest outstanding immediately after the transaction. All outstanding BioKeys warrants were replaced with warrants to purchase BioQuest common stock at $0.49 per share that expire December 15, 2003 (see note 4). The terms further specified that BioQuest change its name to Biokeys Pharmaceuticals, Inc. and that BioKeys, Inc. become a wholly-owned subsidiary. For financial reporting purposes, the acquisition transaction was accounted for as a purchase.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     USE OF ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

     CASH EQUIVALENTS

     Highly liquid investments purchased with original maturities of three months or less are considered to be cash equivalents. There were no cash equivalents at September 30, 2000 and December 31, 1999.

     PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. The costs of improvements that extend the lives of the assets are capitalized. Repairs and maintenance are expensed as incurred.

     RESEARCH AND DEVELOPMENT COSTS

     All research and development costs are expensed as incurred, including Company-sponsored research and development (see note 6).


                                                                     (Continued)

                                  BIOKEYS, INC.

                          Notes to Financial Statements

                    September 30, 2000 and December 31, 1999


     LICENSE AGREEMENTS

     Costs of license agreements for patent rights and technology rights that currently have no alternative future uses are expensed as research and development costs.

     IMPAIRMENT OF LONG-LIVED ASSETS

     In the event that facts and circumstances indicate that property and equipment and intangible or other noncurrent assets related to specifically acquired assets may be impaired, an evaluation of the recoverability of currently recorded costs will be made. If an evaluation is required, the estimated value of undiscounted future net cash flows associated with the asset is compared to the asset's carrying value to determine if a write-down to fair value is required. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of these assets exceeds the fair value of the assets.

     INCOME TAXES

     Income taxes are accounted for using the asset and liability method under which deferred tax assets and liabilities are recognized for estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax expense or benefit is recognized as a result of the change in the asset or liability during the period.

     NET LOSS PER COMMON SHARE

     Net loss per common share - basic is calculated according to Statement of Financial Accounting (SFAS) No. 128, EARNINGS PER SHARE, using the weighted average number of shares of common stock outstanding during the period. At September 30, 2000 and December 31, 1999, 1,227,825 and 710,000 potentially dilutive shares, respectively, relating to outstanding warrants were not included in the computation of net loss per common share - diluted, as their effect would have been antidilutive due to the Company's net loss incurred for the nine months ended September 30, 2000 and the year ended December 31, 1999.

     ACCOUNTING FOR STOCK-BASED COMPENSATION

     The Company applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for employee stock-based compensation, and includes the required footnote disclosures of Statement of Financial Accounting Standards No. 123.

     The Company accounts for non-employee stock-based compensation in accordance with Emerging Issues Task Force Issue No. 96-18. Amounts are based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.


                                                                     (Continued)

                                  BIOKEYS, INC.

                          Notes to Financial Statements

                    September 30, 2000 and December 31, 1999


     SUPPLEMENTARY CASH FLOW INFORMATION

     No interest expense or income taxes were paid during the nine months ended September 30, 2000 or the year ended December 31, 1999.

     Noncash investing and financing transactions excluded from the statement of cash flows for the nine months ended September 30, 2000 are as follows:

            Conversion of notes payable into common stock (note 4)   $ 235,940
            Payment of shareholder note receivable with offset of
               notes payable (note 4)                                  500,000

 (3) PROPERTY AND EQUIPMENT

     Property and equipment at September 30, 2000 and December 31, 1999 were as follows:


                               USEFUL
                                LIVES       2000       1999
                               -------   ---------   --------

        Computer equipment             3 years   $  10,157     10,157
        Less accumulated depreciation              (10,157)    (9,637)
                                                 ---------   --------

                                                 $      --        520
                                                 =========   ========

(4)  NOTES PAYABLE

     At December 31, 1999, notes payable consisted of advances from investors and related parties for operating purposes. This debt was non-interest bearing. During the nine months ended September 30, 2000, additional advances totaling $118,267 were received by the Company.

     During September 2000, advances totaling $235,940 were converted into 471,880 shares of common stock at a conversion price of $0.50 per share. An additional $500,000 of outstanding advances were used toward the payment of the preferred shareholder note receivable. The preferred stock was simultaneously converted to 10,000 shares of common stock at a conversion rate of four shares of common stock for every share of preferred stock.

(5)  LICENSE AGREEMENT

     Under an Option and License Agreement with the University of Southern California (USC) dated January 23, 1998, amended August 16, 2000, BioKeys acquired license rights to a total of three patents, two relating to BioKeys' CoFactor product and one relating to Selone, both of which are intended for use in connection with cancer chemotherapy. In addition, under a second Option and License Agreement dated August 17, 2000, BioKeys acquired rights under four patents related to its Thiovir anti-viral technologies. These agreements with USC (the USC License Agreements) grant


                                                                     (Continued)

                                  BIOKEYS, INC.

                          Notes to Financial Statements

                    September 30, 2000 and December 31, 1999


     BioKeys exclusive worldwide licenses to study, use, manufacture and market drug products covered by the subject patents. Under the USC License Agreements, BioKeys is obligated to pay USC for out-of-pocket expenses incurred in filing, prosecuting, enforcing and maintaining the licensed patent rights and all future patent-related expenses paid by USC as long as the USC License Agreements remain in effect and until the patent rights have expired. USC's retained interest consists of a running royalty on net sales of licensed products and a share of consideration received by BioKeys from all sublicenses and assignments. No royalties have been paid under this agreement.

 (6) RESEARCH AGREEMENT

     On November 17, 1997, BioKeys entered into a Research Agreement (RA) with USC.

     The RA will involve further studies in the therapeutic potential of particular anti-AIDS agents. The RA will involve the following objectives:
     (1) acquire initial in vitro data relating to the potential use of an oral anti-AIDS drug with other HIV and/or CMV inhibitor drugs as part of a combination therapy; (2) conduct additional research into other potential applications of the oral anti-AIDS drug; (3) conduct additional research into other proprietary compounds related to the oral anti-AIDS drug; (4) transfer to the Company technology related to the oral anti-AIDS drug family of compounds; and (5) continue to patent findings.

(7)  WARRANTS

     In exchange for consulting services, in September 2000, the Company issued warrants with a fair value of $1,876,319 to purchase 517,825 shares of common stock. These transactions have been reported as a noncash general and administrative expense in the accompanying 2000 statement of operations. These warrants were valued using the Black-Scholes pricing model with the following assumptions: no dividend yield, expected volatility of 160%, risk-free interest rate of 5.91%, and expected life of
     3.2 years. Because there was not a reliable fair value of the Company's common stock in September 2000, the pricing model used the BioQuest closing price on October 10, 2000, the effective date of the merger.

     In conjunction with 1997 and 1998 private placements of common stock, the Company issued warrants to purchase 710,000 shares of common stock.

     In conjunction with the acquisition of BioKeys in October 2000 (see note
     1), all outstanding Company warrants were exchanged for warrants to purchase common stock in Biokeys Pharmaceuticals, Inc. (New Warrants). The New Warrants expire December 15, 2003 and have an exercise price of $0.49 per share of common stock.


                                                                     (Continued)

                                  BIOKEYS, INC.

                          Notes to Financial Statements

                    September 30, 2000 and December 31, 1999


(8)  INCOME TAXES

     Significant components of income tax expense for the nine months ended September 30, 2000 and the year ended December 31, 1999 are as follows:


                                                        2000       1999
                                                  ------------------------
          Deferred tax benefit                    $    129,568     159,154
          Increase in valuation allowance for
             deferred tax assets                      (129,568)   (159,154)
                                                  ------------------------

                 Income tax expense               $         --          --
                                                  ========================

      The tax effects of temporary differences that give rise to deferred tax assets at September 30, 2000 and December 31, 1999 are as follows:


                                                       2000        1999
                                                  ------------------------
          Net operating loss carryforward         $  1,181,515   1,051,947

          Less valuation allowance                  (1,181,515) (1,051,947)
                                                  ------------------------

                 Net deferred tax assets          $         --          --
                                                  ========================

     At September 30, 2000, BioKeys had an unused net operating loss carryforward of approximately $3,475,000 for tax reporting purposes which expires in 2112 and 2118 through 2120.

(9)  EXTRAORDINARY INCOME

     During 2000, the Company negotiated reductions in certain payables. Payables of $228,175 were settled with a cash payment of $182,751, and $45,424 was recognized as forgiveness of debt. The forgiveness of debt is reflected as an extraordinary item in the accompanying 2000 statement of operations.

(10) CONTINGENCIES

     In the normal course of business, the Company may become subject to lawsuits and other claims and proceedings. Such matters are subject to uncertainty and outcomes are not predictable with assurance. Management is not aware of any pending or threatened lawsuit or proceeding that would have a material adverse effect on the Company's financial position, liquidity or results of operations.

(11) OPERATIONAL STATUS

     The accompanying financial statements have been prepared on a going-concern basis which contemplates the realization of assets and satisfaction of liabilities and commitments in the normal course of business. The Company has incurred losses since inception and had net losses of $2,262,402 and $478,101 for the nine months ended September 30, 2000 and the year ended December 31, 1999, respectively.


                                                                     (Continued)

                                  BIOKEYS, INC.

                          Notes to Financial Statements

                    September 30, 2000 and December 31, 1999


     Through September 30, 2000, the Company has been principally engaged in licensing and research and development efforts. The Company has no current revenues and is not marketing any products. Before the acquisition of the Company by BioQuest, Inc. in October 2000 (see note 1), the Company projected a loss from operations for the remainder of 2000 and for 2001. Following the acquisition, the combined Company will require additional capital, which it intends to obtain through equity and debt offerings and/or strategic partnership, in order to continue to operate its business. The combined Company's ability to meet its obligations as they become due and to continue as a going concern must be considered in light of the expenses, difficulties and delays frequently encountered in operating a new business, particularly since the combined Company will focus on research, development and unproven technology which may require a lengthy period of time and substantial expenditures to complete. Even if the combined Company is able to successfully develop new products or technologies, there can be no assurance that the combined Company will generate sufficient revenues from the sale or licensing of such products and technologies to be profitable. Management believes that the combined Company's ability to meet its obligations as they become due and to continue as a going concern through December 2001 are dependent upon obtaining additional financing.

                  BIOKEYS PHARMACEUTICALS, INC. AND SUBSIDIARY

                        (A Development Stage Enterprise)

                        Consolidated Financial Statements

                       Nine months ended September 30, 2001
                                  (Unaudited)

                  BIOKEYS PHARMACEUTICALS, INC. AND SUBSIDIARY

                        (A Development Stage Enterprise)

                           Consolidated Balance Sheets


                                                                            SEPTEMBER 30,     DECEMBER 31,
                                                                                2001             2000
                                                                            ------------      ------------
                                                                             (UNAUDITED)
                                     Assets

Current assets:
    Cash and cash equivalents                                               $    165,535           467,878
    Certificate of deposit                                                            --         1,016,330
    Note receivable                                                               35,000                --
    Advances to employees                                                         10,500            10,500
    Prepaid expenses                                                                 243            71,624
                                                                            ------------      ------------

              Total current assets                                               211,278         1,566,332

Property and equipment, net                                                       14,771             6,356
Goodwill, net of accumulated amortization of $7,602,836 and $1,900,709         7,602,839        13,304,966
Other assets                                                                       4,053             1,180
                                                                            ------------      ------------

              Total assets                                                  $  7,832,941        14,878,834
                                                                            ============      ============

                      LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
    Accounts payable and accrued liabilities                                $    241,847            67,537
    Accrued salary and related taxes                                             215,702           116,034
    Accrued dividends payable                                                    277,000            85,000
                                                                            ------------      ------------

              Total current liabilities                                          734,549           268,571
                                                                            ------------      ------------

Shareholders' equity:
    Cumulative convertible preferred stock, $.01 par value, (aggregate involuntary liquidation preference $3,477,000), 1,000,000 shares
       authorized; issued and outstanding, 3,200 shares                               32                32
    Common stock, $.001 par value, 50,000,000 shares authorized;
       issued and outstanding, 14,906,387 and 14,586,984 shares                   14,906            14,587
    Additional paid-in capital                                                22,611,007        22,299,866
    Deficit accumulated during the development stage                         (15,527,553)       (7,704,222)
                                                                            ------------      ------------

              Total shareholders' equity                                       7,098,392        14,610,263

Commitments and contingencies

                                                                            ------------      ------------

              Total liabilities and shareholders' equity                    $  7,832,941        14,878,834
                                                                            ============      ============

See accompanying notes to consolidated financial statements.

                  BIOKEYS PHARMACEUTICALS, INC. AND SUBSIDIARY

                        (A Development Stage Enterprise)

                      Consolidated Statements of Operations

                                   (unaudited)


                                                                                     INCEPTION
                                                       NINE MONTHS ENDED           (JUNE 12, 1996)
                                                          SEPTEMBER 30,               THROUGH
                                                  ----------------------------      SEPTEMBER 30,
                                                     2001              2000            2001
                                                  -----------      -----------      -----------
Net sales                                         $        --               --          174,830
Cost of goods sold                                         --               --           51,094
                                                  -----------      -----------      -----------

             Gross margin                                  --               --          123,736

Grant revenue                                              --               --           80,338
Interest income                                        30,693            8,014           87,698
                                                  -----------      -----------      -----------

                                                       30,693            8,014          291,772
                                                  -----------      -----------      -----------

Operating expenses:
    Research and development                          591,384          328,706        3,308,928
    General and administrative                      1,555,539          567,625        4,992,637
    Depreciation and amortization                   5,707,101            4,974        7,696,617
    Interest expense                                       --           24,251          111,989
    Equity in loss of subsidiary                           --               --          178,936
                                                  -----------      -----------      -----------

             Total operating expenses               7,854,024          925,556       16,289,107
                                                  -----------      -----------      -----------

             Loss before cumulative effect of
               change in accounting principle      (7,823,331)        (917,542)     (15,997,335)

Cumulative effect of change in accounting
    principle                                              --               --          (25,821)
                                                  -----------      -----------      -----------

             Net loss                             $(7,823,331)        (917,542)     (16,023,156)
                                                  ===========      ===========      ===========

             Loss per common share -
               basic and diluted                  $     (0.55)           (0.07)
                                                  ===========      ===========


See accompanying notes to consolidated financial statements.

                  BIOKEYS PHARMACEUTICALS, INC. AND SUBSIDIARY

                        (A Development Stage Enterprise)

                      Consolidated Statements of Cash Flows

                                   (unaudited)


                                                                                                          INCEPTION
                                                                            NINE MONTHS ENDED           (JUNE 12, 1996)
                                                                              SEPTEMBER 30,                THROUGH
                                                                       ---------------------------       SEPTEMBER 30,
                                                                          2001              2000            2001
                                                                       -----------      -----------      -----------
Cash flows from operating activities:
    Net loss                                                           $(7,823,331)        (917,542)     (16,023,156)
    Adjustments to reconcile net loss to
      net cash used in operating activities:
        Depreciation and amortization                                    5,707,101            4,974        7,696,617
        Expense related to stock warrants issued                           135,998          140,000          747,998
        Expenses paid by issuance of common stock                               --          186,712          211,209
        Equity in loss of subsidiary                                            --               --          178,936
        Write-off of license agreement                                          --               --          152,866
        Cumulative effect of change in accounting principle                     --               --           25,821
        Changes in assets and liabilities, net of effect of
           acquisitions:
             (Increase) decrease in other assets                            33,508         (348,216)        (108,645)
             Increase in inventory                                              --               --          (13,490)
             Increase (decrease) in accounts payable
               and accrued liabilities                                     273,978          119,759         (201,161)
             Increase in sponsored research
               payable and license obligation                                   --               --          924,318
                                                                       -----------      -----------      -----------
               Net cash used in operating activities                    (1,672,746)        (814,313)      (6,408,687)
                                                                       -----------      -----------      -----------
Cash flows from investing activities:
    (Purchase) maturity of certificate of deposit, net                   1,016,330       (2,500,000)              --
    Purchases of property and equipment                                    (13,389)              --         (101,019)
    Payment on obligation under license agreement                               --               --         (106,250)
    Cash acquired in acquisition of subsidiary                                  --               --           64,233
    Payments on note receivable                                                 --               --          370,000
    Advance to subsidiary                                                       --               --          (90,475)
    Cash transferred in rescission of acquisition                               --               --          (19,475)
    Cash received in rescission of acquisition                                  --               --          230,000
                                                                       -----------      -----------      -----------
               Net cash provided by (used in) investing activities       1,002,941       (2,500,000)         347,014
                                                                       -----------      -----------      -----------
Cash flows from financing activities:
    Proceeds from sale of preferred stock                                       --        3,000,000        3,200,000
    Proceeds from sale of common stock                                     375,000               --        2,310,965
    Payment for repurchase of warrants                                     (55,279)              --          (55,279)
    Proceeds from sale of warrants                                          47,741               --           47,741
    Payment of financing and offering costs                                     --          (76,500)         (98,976)
    Payment of notes payable and long-term debt                                 --          (17,718)         (67,718)
    Proceeds from issuance of notes payable                                     --          472,000          894,718
    Principal payments on capital lease obligations                             --               --           (4,243)
                                                                       -----------      -----------      -----------
               Net cash provided by financing activities                   367,462        3,377,782        6,227,208
                                                                       -----------      -----------      -----------
Net increase (decrease) in cash and cash equivalents                      (302,343)          63,469          165,535

Cash and cash equivalents at beginning of period                           467,878           58,463               --
                                                                       -----------      -----------      -----------
Cash and cash equivalents at end of period                             $   165,535          121,932          165,535
                                                                       ===========      ===========      ===========

See accompanying notes to consolidated financial statements.

                  BIOKEYS PHARMACEUTICALS, INC. AND SUBSIDIARY

                        (A Development Stage Enterprise)

       Nine months ended September 30, 2001 (unaudited) and December 31, 2000


 (1) BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES Biokeys

     Pharmaceuticals, Inc., a Delaware corporation, formerly known as BioQuest, Inc. (the Company), is a development stage enterprise which conducts biomedical research and development focused on treatments for cancer and certain viral infections, including HIV. The Company currently does not market any product. Through its license agreements with University of Texas M.D. Anderson Cancer Center (M.D. Anderson) and University of Southern California (USC), the Company has rights to drug candidates in varying early stages of development.

     On October 10, 2000, a wholly-owned subsidiary of BioQuest, Inc. merged with Biokeys, Inc. (Biokeys) of San Diego, California (see note 2). BioQuest, Inc. (BioQuest) changed its name to Biokeys Pharmaceuticals, Inc. Pursuant to the merger, Biokeys shareholders received 6,999,990 shares of BioQuest common stock, representing 50% of the total common stock of BioQuest outstanding upon consummation of the merger. All previously outstanding Biokeys shares were canceled, and all outstanding Biokeys warrants were replaced with warrants to purchase a total of 1,468,018 shares of Company common stock at $0.49 per share expiring December 15, 2003, representing 50% of the outstanding warrants to purchase common stock upon consummation of the merger. A Biokeys liability was settled through the issuance of 8,727 shares of Company common stock. The Company issued 150,000 shares of common stock in payment of certain direct acquisition costs. The officers and directors of BioQuest have continued as the officers and directors of the Company after consummation of the merger. For financial reporting purposes, the merger was accounted for as a purchase. Biokeys operating activity is included in the Company's consolidated financial statements from the date of the merger.

     The consolidated financial statements of the Company include the accounts of Biokeys Pharmaceuticals, Inc. and its wholly-owned subsidiary, Biokeys. All intercompany balances and transactions have been eliminated in consolidation.

     The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information. Accordingly, the statements do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements.

     In the opinion of management, the accompanying unaudited financial statements contain all necessary adjustments (consisting only of normal recurring adjustments) to present fairly the Company's financial position, results of operations and cash flows for the interim periods presented.

     Operating results for the nine months ended September 30, 2001 are not necessarily indicative of the results expected for the entire year.

                                                                     (continued)

                  BIOKEYS PHARMACEUTICALS, INC. AND SUBSIDIARY

                        (A Development Stage Enterprise)

       Nine months ended September 30, 2001 (unaudited) and December 31, 2000


     USE OF ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

     COMMON STOCK

     On June 20, 2000, the Company effected a reverse stock split of its common stock of approximately 1.9899 to 1. All share and per-share information included in the accompanying consolidated financial statements and related notes has been adjusted to reflect the stock split.

     NEW ACCOUNTING PRONOUNCEMENTS

     The Financial Accounting Standards Board (FASB) has issued Statement of Financial Accounting Standards No. 141, BUSINESS COMBINATIONS (SFAS 141). SFAS 141 eliminates the pooling of interests method of accounting and requires that all business combinations initiated after June 30, 2001 be accounted for under the purchase method. The Company does not expect the adoption of SFAS 141 to have a material impact on its business because it currently has no planned or pending acquisitions.

     The FASB has also issued Statement of Financial Accounting Standards No. 142, GOODWILL AND OTHER INTANGIBLE ASSETS (SFAS 142), which will be effective for the Company as of January 1, 2002. SFAS 142 requires that goodwill and other intangible assets with indefinite lives no longer be amortized. SFAS 142 further requires that the fair value of goodwill and other intangible assets with indefinite lives be tested for impairment upon adoption of this statement, annually and upon the occurrence of certain events and be written down to fair value if considered impaired. Adoption of SFAS 142 will result in the elimination of annual amortization expense related to goodwill; however, because of the extensive effort needed to comply with this statement, the impact of related impairment, if any, on financial position or results of operations has not been determined.

     The FASB has issued Statement of Financial Accounting Standards No. 143, ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS (SFAS 143), which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement applies to all entities that have legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development or normal use of the asset. SFAS 143 is effective for fiscal years beginning after June 15, 2001. The Company does not expect the adoption of SFAS 143 to have a significant impact on its financial condition or results of operations.

                                                                     (continued)

                  BIOKEYS PHARMACEUTICALS, INC. AND SUBSIDIARY

                        (A Development Stage Enterprise)

      Nine months ended September 30, 2001 (unaudited) and December 31, 2000


     The FASB has also issued Statement of Financial Accounting Standards No. 144, ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS (SFAS
     144), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While SFAS 144 supercedes SFAS Statement No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF, it retains many of the fundamental provisions of that statement. SFAS 144 also supercedes the accounting and reporting provisions of APB Opinion No. 30, REPORTING THE RESULTS OF OPERATIONS-REPORTING THE EFFECTS OF DISPOSAL OF A SEGMENT OF A BUSINESS, AND EXTRAORDINARY, UNUSUAL AND INFREQUENTLY OCCURRING EVENTS AND TRANSACTIONS, for the disposal of a segment of a business. SFAS 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. The Company does not expect adoption of SFAS 144 to have a significant impact on its financial condition or results of operations.

(2)  ACQUISITION OF BIOKEYS, INC.

     On October 10, 2000, the Company merged with Biokeys, Inc. (see note 1). The cost of the acquisition follows:

           Value of 6,999,990 shares of common stock                $ 9,332,769
           Value of warrants to purchase 1,468,018 shares of
             common stock, including warrants to purchase
             103,904 shares of common stock to settle Biokeys,
             Inc. obligations at closing                              4,767,664
           Value of common stock issued to settle Biokeys, Inc.
             liability at closing                                        29,670
           Direct costs of acquisition                                  580,850
                                                                    -----------

                                                                    $14,710,953
                                                                    ===========


     The value of the 6,999,990 shares of common stock is based on the average closing price of BioQuest's common stock between the dates the acquisition was agreed to and announced. The value of the warrants to purchase 1,468,018 shares of common stock was based on the Black-Scholes pricing model with assumptions of expected life of 3.2 years, risk-free interest rate of 5.91%, volatility of 160%, and no dividends.

     The cost of the acquisition has been allocated on the basis of the estimated fair value of the assets acquired and liabilities assumed. This allocation resulted in goodwill of $15,205,675 which is being amortized using the straight-line method over two years. In connection with the acquisition, net liabilities were assumed by the Company as follows:

          Other assets                                 $     5,812
          Current liabilities                             (500,534)
                                                       -----------
                                                       $  (494,722)
                                                       ===========

                                                                     (continued)

                  BIOKEYS PHARMACEUTICALS, INC. AND SUBSIDIARY

                        (A Development Stage Enterprise)

      Nine months ended September 30, 2001 (unaudited) and December 31, 2000


     The following unaudited pro forma results of operations for the year ended December 31, 2000 have been prepared as though the merger occurred January 1, 1999. The pro forma results include amortization of goodwill arising from the merger of $1,900,709 per quarter. This pro forma information is not necessarily indicative of any future results of the Company.

              Interest income                       $     40,922

              Operating expenses                     (11,706,535)
                                                    ------------
                    Net loss                        $(11,665,613)
                                                    ------------
                    Loss per common share           $      (0.83)
                                                    ============
              Weighted average number of common
                 shares outstanding                   14,027,144
                                                    ============

(3)  NOTES PAYABLE

     At December 31, 1999, the Company had overdue unsecured promissory notes payable to investors in the principal amounts of $80,000 and $17,718, bearing interest at 8% and 12% per annum, respectively. The notes had original maturity dates of November 30, 1999 and July 31, 1999, respectively, but the investors agreed to forbear any action to collect the notes in 1999. The two notes were paid in full, including accrued interest, during 2000. The $80,000 note and accrued interest were converted to common stock in March 2000. The $17,718 note and accrued interest were repaid with cash in May 2000.

(4)  EQUITY TRANSACTIONS

     In November and December 1999, the Company agreed to sell to four investors a total of 678,412 shares of its common stock at a price of approximately $0.20 per share for a total of $135,000. Each share was accompanied by a warrant to purchase shares of common stock at an exercise price of $0.40 cents per share. The warrants were exercised in March 2000 under a provision permitting cashless exercise, with 599,066 shares being issued to the holders as a result of such exercise.

     Beginning in April 2000, the Company sold an aggregate of $472,000 principal amount of 8.5% subordinated convertible promissory notes in a private placement offering to accredited investors. The principal amounts of the notes, together with accrued interest of $20,497, was converted into shares of common stock at a conversion price of $1.19 per share, effective as of the consummation of the merger between the Company and Biokeys.

                                                                     (continued)

                  BIOKEYS PHARMACEUTICALS, INC. AND SUBSIDIARY

                        (A Development Stage Enterprise)

      Nine months ended September 30, 2001 (unaudited) and December 31, 2000


     In a private placement offering to European investors pursuant to Regulation S of the Securities and Exchange Commission, the Company sold a total of 3,200 shares of its Series A 8% Convertible Preferred Stock for gross proceeds of $3,200,000 between August and September 2000. In addition to the shares of Series A Convertible Preferred Stock, which are convertible into common stock at $4.00 per share, the offering included warrants to purchase a total of 400,000 shares of common stock at $5.00 per share. The preferred stock has a liquidation preference of $1,000 per share plus accrued and unpaid dividends, carries cumulative dividends at 8% per annum payable semi-annually, and provides for future adjustments in conversion price if specified dilutive events take place. At September 30, 2001, dividends payable totaled $277,000. The preferred stock is redeemable at the option of the Company at any time the closing price of common stock remains at a level of at least $8 per share for 20 consecutive days if the Company is listed on the American Stock Exchange or NASDAQ at such time, with the redemption price being equal to the liquidation preference. In addition, at any time after July 1, 2003, the Company may call all of any portion of the outstanding preferred stock for redemption on at least 30 days notice, at a redemption price equal to 105% of the liquidation preference plus all accrued and unpaid dividends. The Company incurred consulting fees totaling $76,500, paid to a stockholder who acted as a finder and agent in this transaction.

     In May 2000, the Company issued warrants to two of its research scientists for the purchase of a total of 100,506 shares of common stock. The fair value of the warrants on the date of issue, $140,000, has been recorded as a noncash research and development expense. The warrants are exercisable at $0.49 per share and expire in May 2003.

     In conjunction with the acquisition of Biokeys as discussed in note 1, all outstanding Biokeys warrants were replaced with warrants to purchase a total of 1,468,018 shares of the Company's common stock at $0.49 per share that expire December 15, 2003.

     In February 2001, the Company granted 100,000 shares of common stock to a consulting firm for financial consulting services to be provided in 2001. The Company recognized the value of these shares in the first and second quarters of 2001.

     In August 2001, two warrant holders exercised warrants through a cashless exercise. Warrants to purchase a total of 271,758 shares of common stock were exchanged for the issuance of a total of 218,493 shares of common stock.

(5)  INCOME TAXES

     Income taxes are accounted for using the asset and liability method under which deferred tax assets and liabilities are recognized for estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax expense or benefit is recognized as a result of the change in the asset or liability during the period.

                                                                     (continued)

                  BIOKEYS PHARMACEUTICALS, INC. AND SUBSIDIARY

                        (A Development Stage Enterprise)

      Nine months ended September 30, 2001 (unaudited) and December 31, 2000


     The Company has not incurred any income tax expense since its inception due to operating losses and the related increase in the valuation allowance. Significant components of income tax expense for the nine months ended September 30, 2001 and 2000 are as follows:


                                                NINE MONTHS ENDED
                                                   SEPTEMBER 30,
                                             ------------------------
                                                2001           2000
                                             ---------      ---------
         Deferred tax benefit                $ 542,441        306,864
         Increase in valuation allowance      (542,441)      (306,864)
                                             ---------      ---------
               Income tax expense            $      --             --
                                             =========      =========

     The tax effects of temporary differences that give rise to deferred tax assets at September 30, 2001 and December 31, 2000 are as follows:


                                               SEPTEMBER 30,    DECEMBER 31,
                                                   2001             2000
                                                -----------      -----------
   Net operating loss carryforward              $ 3,188,618        2,642,171
   Intangible assets, due to differences in
      amortization                                   35,049           39,055
                                                -----------      -----------
            Total deferred tax assets             3,223,667        2,681,226

   Less valuation allowance                      (3,223,667)      (2,681,226)
                                                -----------      -----------
            Net deferred tax assets             $        --               --
                                                ===========      ===========

     The Company has established a valuation allowance for the full amount of these deferred tax assets.

                                                                     (continued)

                  BIOKEYS PHARMACEUTICALS, INC. AND SUBSIDIARY

                        (A Development Stage Enterprise)

       Nine months ended September 30, 2001 (unaudited) and December 31, 2000


(6)  NET LOSS PER COMMON SHARE

     The computation of basic and diluted net loss per share for the nine months ended September 30, 2001 and 2000 is as follows:


                                                     NINE MONTHS ENDED
                                                       SEPTEMBER 30,
                                              ------------------------------
                                                  2001               2000
                                              ------------      ------------
  Numerator:
      Net loss                                $ (7,823,331)         (917,542)
      Less preferred stock dividends              (192,000)          (21,000)
                                              ------------      ------------
          Numerator for basic and diluted
            loss per share                    $ (8,015,331)         (938,542)
                                              ============      ============
  Denominator for basic and diluted loss
      per share - weighted average shares       14,679,929        13,376,368
                                              ============      ============
  Loss per common share - basic
       and diluted                            $      (0.55)            (0.07)
                                              ============      ============


     Net loss per common share is calculated according to Statement of Financial Accounting No. 128, EARNINGS PER SHARE, using the weighted average number of shares of common stock outstanding during the period. At September 30, 2001 and 2000, 3,783,905 and 4,022,330 potentially dilutive shares, respectively, were not included in the computation of net loss per common share - diluted, as their effect would have been antidilutive due to the Company's net loss.

(7)  LITIGATION

     In the normal course of business, the Company may become subject to lawsuits and other claims and proceedings. Such matters are subject to uncertainty and outcomes are not predictable with assurance. Management is not aware of any pending or threatened lawsuit or proceeding that would have a material adverse effect on the Company's financial position, liquidity or results of operations.

(8)  OPERATIONAL STATUS

     The accompanying consolidated financial statements have been prepared on a going-concern basis which contemplates the realization of assets and satisfaction of liabilities and commitments in the normal course of business. The Company has incurred losses since inception and had a net loss of $7,823,331 for the nine months ended September 30, 2001.

                                                                     (continued)

                  BIOKEYS PHARMACEUTICALS, INC. AND SUBSIDIARY

                        (A Development Stage Enterprise)

              September 30, 2001 (unaudited) and December 31, 2000


     To date, the Company has been principally engaged in licensing and research and development efforts. The Company has no current revenues, is not marketing any products, and projects a loss from operations for 2001. The Company will require additional capital, which it intends to obtain through equity and debt offerings and/or strategic partnership in order to continue to operate its business. The Company's ability to meet its obligations as they become due and to continue as a going concern must be considered in light of the expenses, difficulties and delays frequently encountered in operating a new business, particularly since the Company will focus on research, development and unproven technology which may require a lengthy period of time and substantial expenditures to complete. Even if the Company is able to successfully develop new products or technologies, there can be no assurance that the Company will generate sufficient revenues from the sale or licensing of such products and technologies to be profitable. Management believes that the Company's ability to meet its obligations as they become due and to continue as a going concern are dependent upon obtaining additional financing.